Financial Statements of


HOLLINGER INC.

Years ended December 31, 2002 and 2001

(KPMG LETTER HEAD)



        KPMG LLP
        CHARTERED ACCOUNTANTS                          Telephone (416) 228-7000
        Yonge Corporate Centre                         Telefax (416) 228-7123
        4100 Yonge Street Suite 200                    www.kpmg.ca
        Toronto ON M2P 2H3



AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Hollinger Inc. as at December 31, 2002 and 2001 and the consolidated statements of earnings, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



/s/ KPMG LLP


Chartered Accountants


Toronto, Canada

April 1, 2003, except as
to note 25d) which is as
of April 10, 2003

HOLLINGER INC.

CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------

                                                                               December 31
                                                                        -------------------------
(in thousands of dollars)                                                   2002          2001
                                                                        ----------     ----------
ASSETS
CURRENT ASSETS
Cash and cash equivalents (note 2)                                      $  188,852     $  806,347
Escrow deposits (note 9a))                                                 859,128              -
Accounts receivable                                                        355,031        336,438
Prepaid expenses                                                            28,499         17,604
Inventory                                                                   22,058         36,506
                                                                        ----------     ----------
                                                                         1,453,568      1,196,895
INVESTMENTS (note 4)                                                       210,145        259,435
CAPITAL ASSETS (note 5)                                                    660,501        666,501
GOODWILL (note 6)                                                          913,327        174,324
OTHER INTANGIBLE ASSETS (note 6)                                           185,143      1,177,544
DEFERRED FINANCING COSTS AND OTHER ASSETS (note 7)                         193,537        154,543
                                                                        ----------     ----------
                                                                        $3,616,221     $3,629,242
                                                                        ==========     ==========
LIABILITIES
CURRENT LIABILITIES
Bank indebtedness (note 8)                                              $   90,810     $  129,475
Accounts payable and accrued expenses                                      337,086        358,444
Amounts due to related parties (note 22d))                                  79,655         45,919
Income taxes payable                                                       476,387        463,853
Deferred revenue                                                            67,612         65,627
Retractable preference shares (note 10)                                    135,299              -
Deferred unrealized gain on retractable preference shares (note 10a))       11,983              -
Senior Subordinated Notes due 2006 and 2007 (note 9a))                     797,751              -
Current portion of long-term debt (note 9)                                  16,800         10,020
                                                                        ----------     ----------
                                                                         2,013,383      1,073,338
LONG-TERM DEBT (note 9)                                                    974,770      1,341,606
RETRACTABLE PREFERENCE SHARES (note 10)                                          -        147,472
Deferred unrealized gain on retractable preference shares (note 10a))            -          7,670
Future income taxes (note 17)                                              375,479        486,937
Other liabilities and deferred credits (note 11)                           130,648        109,761
                                                                        ----------     ----------
                                                                         3,494,280      3,166,784
                                                                        ----------     ----------
MINORITY INTEREST                                                          473,272        725,928
                                                                        ----------     ----------
SHAREHOLDERS' EQUITY
Capital stock (note 12)                                                    273,759        271,774
Deficit                                                                   (605,145)      (485,313)
                                                                        ----------     ----------
                                                                          (331,386)      (213,539)
Equity adjustment from foreign currency translation (note 13)              (19,945)       (49,931)
                                                                        ----------     ----------
                                                                          (351,331)      (263,470)
                                                                        ----------     ----------
                                                                        $3,616,221     $3,629,242
                                                                        ==========     ==========

Commitments (note 14)
Contingencies (note 15)
Subsequent events (notes 1, 8, 9a), 15d) and 25)

APPROVED BY THE BOARD:

(Signed)                                               (Signed)
The Lord Black of Crossharbour, PC (CAN), OC, KCSG     Charles G. Cowan, CD, QC
Director                                               Director

HOLLINGER INC.

CONSOLIDATED STATEMENTS OF EARNINGS

--------------------------------------------------------------------------------

                                                           Year ended December 31
                                                         -------------------------
(in thousands of dollars except per share amounts)          2002           2001
                                                         ----------     ----------
REVENUE
  Sales                                                  $1,628,198     $1,822,060
  Investment and other income                                29,729         97,282
                                                         ----------     ----------
                                                          1,657,927      1,919,342
                                                         ----------     ----------
EXPENSES
  Cost of sales and expenses                              1,453,894      1,730,108
  Depreciation and amortization                              88,193        144,716
  Interest on long-term debt                                 92,625        122,701
  Other interest                                             29,122         55,225
                                                         ----------     ----------
                                                          1,663,834      2,052,750
                                                         ----------     ----------
NET LOSS IN EQUITY-ACCOUNTED COMPANIES                       (1,233)       (18,571)
NET FOREIGN CURRENCY LOSSES                                 (19,741)        (7,470)
                                                         ----------     ----------

LOSS BEFORE THE UNDERNOTED                                  (26,881)      (159,449)
  Unusual items (note 16)                                   (62,630)      (295,434)
  Income tax (expense) recovery (note 17)                  (124,025)        89,477
  Minority interest recovery                                124,896        233,508
                                                         ----------     ----------
LOSS FOR THE YEAR                                        $  (88,640)    $ (131,898)
                                                         ==========     ==========

LOSS PER RETRACTABLE COMMON SHARE (note 18)
  Basic                                                  $    (2.76)    $    (3.91)
                                                         ==========     ==========
  Diluted                                                $    (2.79)    $    (4.17)
                                                         ==========     ==========

HOLLINGER INC.

CONSOLIDATED STATEMENTS OF DEFICIT

--------------------------------------------------------------------------------

                                                                        Year ended December 31
                                                                        ----------------------
(in thousands of dollars)                                                 2002         2001
                                                                        ---------    ---------
DEFICIT AT BEGINNING OF YEAR                                            $(485,313)   $(310,988)

Loss for the year                                                         (88,640)    (131,898)
                                                                        ---------    ---------
                                                                         (573,953)    (442,886)
Adjustment to deficit related to transitional
 impairment charge, net of minority interest (note 1)                     (12,071)           -
Dividends - retractable common shares                                     (19,220)     (20,216)
Gain (premium) on retraction of retractable common shares
 (notes 12b) and 12d))                                                        141      (22,211)
Share issue costs                                                             (42)           -
                                                                        ---------    ---------
DEFICIT AT END OF YEAR                                                  $(605,145)   $(485,313)
                                                                        =========    =========

HOLLINGER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

                                                                             Year ended December 31
                                                                           -------------------------
(in thousands of dollars)                                                    2002            2001
                                                                           ---------      ----------
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
CASH FLOWS PROVIDED BY (USED FOR) OPERATIONS
 BEFORE THE UNDERNOTED (note 19)                                           $  59,628      $ (120,211)
Change in non-cash operating working capital                                  41,328        (144,429)
Other costs                                                                   48,474         (70,234)
                                                                           ---------      ----------
                                                                             149,430        (334,874)
                                                                           ---------      ----------
FINANCING ACTIVITIES
Redemption and cancellation of capital stock                                  (1,064)           (273)
Redemption and cancellation of retractable preference shares                    (277)           (317)
Premium on retirement of senior notes                                        (56,287)              -
Capital stock of subsidiaries purchased for cancellation by subsidiaries    (157,056)        (71,767)
Issue of partnership units and common shares of subsidiaries                   6,667          10,637
Repayment of long-term debt                                                 (582,920)       (176,383)
Proceeds from long-term debt                                                 514,343         152,778
Proceeds from issuance of notes                                              474,000               -
Payment of debt issue costs                                                  (24,666)         (7,230)
Escrow deposits and restricted cash                                         (859,128)              -
Dividends                                                                    (16,031)        (20,216)
Dividends and distributions paid by subsidiaries to minority interest        (48,721)       (126,478)
Other                                                                           (249)           (204)
                                                                           ---------      ----------
                                                                            (751,389)       (239,453)
                                                                           ---------      ----------
INVESTING ACTIVITIES
Proceeds on disposal of fixed assets                                          17,024             157
Purchase of fixed assets                                                     (63,603)        (91,406)
Proceeds on sale of investment in subsidiary                                  38,637          31,417
Proceeds on disposal of investments                                            7,188         919,567
Additions to investments                                                     (17,636)        (99,040)
Additions to circulation                                                           -          (3,920)
Increase in other assets                                                        (450)         (1,132)
Proceeds on disposal of newspaper operations                                       -         376,865
                                                                           ---------      ----------
                                                                             (18,840)      1,132,508
                                                                           ---------      ----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                   3,304          14,250
                                                                           ---------      ----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            (617,495)        572,431
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                               806,347         233,916
                                                                           ---------      ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $ 188,852      $  806,347
                                                                           ---------      ----------

Cash flow provided by (used for) operations per retractable common share (note 18)

Supplemental disclosure of financing and investing activities
  Interest paid                                                            $ 108,159      $  153,972
  Income taxes paid                                                        $  14,095      $  122,087


HOLLINGER INC.

Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


1.   Significant Accounting Policies

     Basis of preparation
     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using a basis of presentation which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company is an international holding company and its assets consist primarily of investments in its subsidiaries and affiliated companies. As a result, the Company's ability to meet its future financial obligations, on a non-consolidated basis, is dependent upon the availability of cash flows from its Canadian and foreign subsidiaries through dividends, management fees and other payments. On a non-consolidated basis during 2002, the Company experienced a shortfall between the dividends and fees received from its subsidiaries and its obligations to pay its operating costs, including interest and dividends on its preference shares and such shortfalls were expected to continue in the future. Accordingly, the Company is dependent upon the continuing financial support of Ravelston Management Inc. ("RMI") to fund such shortfalls and, therefore, pay its liabilities as they fall due. RMI is a wholly owned subsidiary of The Ravelston Corporation Limited ("Ravelston"), the Company's ultimate parent company.

     On March 10, 2003, the date of issue of US$120,000,000 aggregate principal amount of Senior Secured Notes due 2011, RMI entered into a Support Agreement with the Company. Under the agreement, RMI is required to make an annual support payment in cash to the Company on a periodic basis by way of contributions to the capital of the Company (without receiving any shares of the Company) or subordinated debt. The amount of the annual support payment will be equal to the greater of (a) the non-consolidated negative net cash flow of the Company (which does not extend to outlays for retractions or redemptions) and (b) US$14.0 million per year (less any future payments of services agreements fees directly to the Company or to any of the Company's wholly owned restricted subsidiaries, as they are defined in the indenture governing the Company's Senior Secured Notes due 2011, and any excess in the net dividend amount received by the Company and 504468 N.B. Inc. ("NB Inc.") on the shares of Hollinger International Inc. ("Hollinger International") that the Company and NB Inc. own that is over US$4.65 million per year), in either case, as reduced by any permanent repayment of debt owing by Ravelston to the Company. Initially, the support amount to be contributed by RMI is expected to be satisfied through the permanent repayment by Ravelston of its approximate $16.4 million of advances from the Company resulting from the use of proceeds of the Company's offering of Senior Secured Notes. Thereafter, all support amount contributions by RMI will be made through contributions to the capital of the Company without receiving any additional shares of the Company, except that, to the extent that the support payment exceeds the negative net cash flow of the Company, the amounts will be contributed through an interest-bearing, unsecured, subordinated loan to the Company. The support agreement terminates upon the repayment of the Senior Secured Notes, which mature in 2011.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


     The Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares each of which is retractable at the option of the holder. On retraction, the Series II preference shares are exchangeable into a fixed number of shares of the Company's Class A common stock of Hollinger International or at the Company's option, cash of equivalent value. The Series III preference shares are currently retractable at the option of the holder for a retraction price payable in cash, which fluctuates by reference to two benchmark Government of Canada bonds having a comparable yield and term to the shares and, after May 1, 2003, for a cash payment of $9.50 per share. The retractable common shares are retractable at any time at the option of the holder at their retraction price (which is fixed from time to time) in exchange for the Company's shares of Hollinger International Class A common stock of equivalent value or, at the Company's option, cash. There is uncertainty regarding the Company's ability to meet its future financial obligations arising from the retraction of preference shares and retractable common shares. Under corporate law, the Company is not required to make any payment to redeem any shares in certain circumstances, including if the Company is, or after the payment, the Company would be, unable to pay its liabilities as they come due. If at the time of future retractions, the Company does not have sufficient cash or sufficient available Hollinger International shares of Class A common stock to both fund such retractions and to continue to pay its liabilities as they come due, shareholders would not become creditors of the Company but would remain as shareholders until such time as the retraction is able to be completed under applicable law.

     The Company's uncertain ability to make payments on future retractions and redemptions of shares is due to the fact that liquidity of its assets is limited at present given that substantially all of its shares of Hollinger International common stock were provided as security for the Senior Secured Notes.

     General Business
     Hollinger Inc. publishes, prints and distributes newspapers and magazines in Canada, the United Kingdom, the United States of America, and Israel through subsidiaries and associates. In addition, Hollinger Inc. has developed related websites on the Internet. The consolidated financial statements include the accounts of Hollinger Inc., its subsidiaries, other controlled entities and its pro rata share of assets, liabilities, revenue and expenses of joint ventures (collectively, the "Company"). The Company's significant subsidiaries and controlled entities are set out below:

                                                                                      Percentage Owned
                                                                                      as at December 31,
                                                                                    --------------------
                                                                                     2002           2001
                                                                                    -----          -----
     Hollinger International Inc. ("Hollinger International")                        31.8%(3)       36.0%(3)
     Hollinger International Publishing Inc. ("Publishing")                         100.0%(1)      100.0%(1)
     The Sun-Times Company                                                          100.0%(1)      100.0%(1)
     Jerusalem Post Publications Limited ("Jerusalem Post")                         100.0%(1)      100.0%(1)
     Hollinger Canadian Publishing Holdings Co. ("HCPH Co.")(2)                     100.0%(1)      100.0%(1)
     Telegraph Group Limited ("Telegraph")                                          100.0%(1)      100.0%(1)
     Hollinger Canadian Newspapers, Limited Partnership ("Hollinger L.P.")           87.0%(1)       87.0%(1)

(1)  Percent owned by Hollinger International.
(2) During 2001 HCPH Co. (formerly Hollinger Canadian Publishing Holdings Inc. ("HCPH")) became the successor to the operations of XSTM Holdings (2000) Inc. (formerly Southam Inc. ("Southam")).
(3) Represents the Company's equity interest in Hollinger International. The Company's voting percentage at December 31, 2002 is 72.8% (2001 - 71.8%).

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


     Foreign currency translation
     Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at exchange rates in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at exchange rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

     The financial statements of foreign subsidiaries, all of which are self-sustaining, are translated using the current rate method, whereby all assets and liabilities are translated at year-end exchange rates, with items in the consolidated statements of earnings translated at the weighted average exchange rates for the year. Exchange gains or losses arising from the translation of balance sheet items are deferred and disclosed separately within shareholders' equity. These exchange gains or losses are not included in earnings unless they are actually realized through a reduction of the Company's net investment in the foreign subsidiary. Exchange gains or losses on the translation of exchangeable preference shares are deferred as they have been designated as a hedge of the Company's investment in shares of Hollinger International Class A common stock for which they are exchangeable.

     Effective January 1, 2002, the Company adopted, on a retroactive basis, The Canadian Institute of Chartered Accountants ("CICA") amended Handbook
     Section 1650, "Foreign Currency Translations" ("Section 1650"), which eliminates the deferral and amortization of foreign currency translation gains and losses on long-term monetary items denominated in foreign currencies, with a fixed or ascertainable life. There was no impact to the Company upon adoption of this standard as at January 1, 2002 or any period presented.

     Cash equivalents
     Cash equivalents consist of certain highly liquid investments with original maturities of three months or less.

     Inventory
     Inventory, principally printing material, is valued at the lower of cost and net realizable value. Cost is determined using the first-in, first-out
     (FIFO) method.

     Capital assets
     Capital assets are stated at cost. Cost represents the cost of acquisition or construction, including the direct costs of financing until the asset is ready for use.

     Leases which transfer substantially all of the benefits and risks of ownership to the Company or its subsidiaries are recorded as assets, together with the obligations, based on the present value of future rental payments, excluding executory costs.

     Capital assets, including assets under capital leases, are depreciated over their estimated useful lives as follows:



        Buildings                    straight line over 25 to 40 years
        Machinery and equipment      straight line over 4 to 20 years or 7% to
                                     12% on the diminishing-balance basis
        Leasehold interests          straight line over the term of the lease
                                     ranging from 5 to 40 years

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


     Goodwill and other intangible assets
     Goodwill represents the excess of acquisition costs over estimated fair value of net assets, including definite lived intangibles, acquired in business combinations. Until December 31, 2001, goodwill amortization was calculated using the straight-line method over the respective estimated useful lives to a maximum of 40 years.

     Circulation represented the long-term readership of paid newspapers. Prior to January 1, 2002, the Company allocated a portion of the purchase price discrepancy in each business acquired to the cost of circulation and capitalized costs incurred to increase the long-term readership. Circulation was amortized on a straight-line basis over periods ranging from 10 to 40 years.

     Effective January 1, 2002, the Company adopted the CICA Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062") and certain transitional provisions of CICA Handbook Section 1581, "Business Combinations" ("Section 1581"). The new standards require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. In addition, Section 3062 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment by assessing the recoverability of the carrying value.

     As of the date of adoption of Section 3062 and certain transitional provisions of Section 1581, the Company has discontinued amortization of all existing goodwill, evaluated existing intangible assets and has reclassified from circulation amounts in respect of non-competition agreements and subscriber and advertiser relationships, which meet the new criteria for recognition of intangible assets apart from goodwill. The balance of circulation has been reclassified to goodwill effective January 1, 2002.

     In connection with the Section 3062 transitional impairment evaluation, the Company was required to assess whether goodwill was impaired as of January 1, 2002. The fair values of the Company's reporting units were determined primarily using a multiple of maintainable normalized cash earnings. As a result of this transitional impairment test, and based on the methodology adopted, the Company has determined that the carrying amount of the Jerusalem Post was in excess of the estimated fair value at January 1, 2002. Accordingly, the value of goodwill attributable to the Jerusalem Post of $32.0 million has been written down in its entirety. Such loss, net of related minority interest amounted to $12.1 million and has been recorded as a charge to the opening deficit as at January 1, 2002. The Company has determined that the fair value of all other reporting units is in excess of the respective carrying amounts, both on adoption and at year end for purposes of the annual impairment test.

     In addition to the transitional goodwill impairment test as of January 1, 2002, the Company is required to test goodwill for impairment on an annual basis for each of its reporting units. The Company is also required to evaluate goodwill for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Certain indicators of potential impairment that could impact the Company's reporting units include, but are not limited to, the following: (a) a significant long-term adverse change in the business climate that is expected to cause a substantial decline in advertising spending, (b) a permanent significant decline in a reporting unit's newspaper readership, (c) a significant adverse long-term negative change in the demographics of a reporting unit's newspaper readership and (d) a significant technological change that results in a substantially more cost-effective method of advertising than newspapers.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


     Effective January 1, 2002, the Company had unamortized goodwill in the amount of $873.7 million, which is no longer being amortized. This amount reflects the transitional impairment loss of $32.0 million relating to the Jerusalem Post.

     This change in accounting policy cannot be applied retroactively and the amounts presented for prior periods have not been restated for this change. If this change in accounting policy were applied to the reported consolidated statement of earnings for the year ended December 31, 2001, the impact of the change, in respect of goodwill and intangible assets not being amortized, would be as follows:


                                                                    2001
                                                                 ---------
Net loss - as reported                                           $(131,898)
Add goodwill and intangible asset amortization, net of
 income taxes and minority interest                                 16,978
                                                                 ---------
Adjusted net loss                                                $(114,920)
                                                                 =========
Basic loss per share - as reported                               $   (3.91)
                                                                 =========
Basic adjusted loss per share                                    $   (3.41)
                                                                 =========
Diluted loss per share - as reported                             $   (4.17)
                                                                 =========
Diluted adjusted loss per share                                  $   (3.64)
                                                                 =========


     Adjusted net loss, noted above, reflects only the reduction in amortization expense of intangibles now classified as goodwill and does not give effect to the impact that this change in accounting policy would have had on the gains and losses resulting from the disposal of operations during 2001, nor the expensing of the costs previously capitalized to increase long-term readership in 2001.

     Investments
     Investments are accounted for at cost, except for investments in which the Company exercises significant influence which are accounted for by the equity method. Investments are written down when declines in value are considered to be other than temporary. Dividend and interest income are recognized when earned.

     Prior to the adoption of new accounting standards for goodwill on January 1, 2002, as described above, the excess of acquisition costs over the Company's share of the fair value of net assets at the acquisition date of an equity method investment was amortized on a straight-line basis over its estimated useful life. Effective January 1, 2002, such equity method goodwill is no longer amortized. The Company recognizes a loss when there is other than a temporary decline in the fair value of the investment below its carrying value.

     Deferred financing costs
     Deferred financing costs consist of certain costs incurred in connection with debt financings. Such costs are amortized on a straight-line basis over the term of the related debt, being up to eight years.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


     Derivatives
     The Company uses derivative financial instruments to manage risks generally associated with interest rate and foreign currency exchange rate market volatility. The Company does not hold or issue derivative financial instruments for trading purposes. None of the derivatives has been designated as a hedge. All derivatives are recorded at their fair value with changes in fair value reflected in the consolidated statements of earnings, other than Hollinger International's forward share purchase contracts (described in note 23b).

     Stock-based compensation and other stock-based payments
     The Company and certain of its subsidiaries have employee stock-based compensation plans. Until December 31, 2001, compensation expense was not recognized on the grant or modification of options under these plans.

     Effective January 1, 2002, the Company adopted the new CICA Handbook
     Section 3870, "Stock-based Compensation and Other Stock-based Payments" ("Section 3870"). Under Section 3870, the Company is required to adopt, on a prospective basis, the fair value-based method to account for all stock-based payments made by the Company to non-employees, including employees of Ravelston, the parent company, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002. For all other stock-based payments, the Company has elected to use the settlement method of accounting, whereby cash received on the exercise of stock options is recorded as capital stock.

     Under the fair value-based method, stock options granted to employees of Ravelston by the Company and its subsidiaries are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. Such fair value determined is recorded as a dividend-in-kind in the Company's financial statements with no impact on the Company's net earnings. Section 3870 has been applied prospectively to all stock-based payments to non-employees granted on or after January 1, 2002.

     Employee benefit plans
     The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The following policies are applied in accounting for employee benefit plans:

     - The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

     - For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

     - Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

     - The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the plans ranges from 8 to 17 years.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


     Income taxes
     Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company's provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

     Revenue recognition
     The Company's principal sources of revenue comprise advertising, circulation and job printing. As a general principle, revenue is recognized when the following criteria are met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred and services have been rendered, (c) the price to the buyer is fixed or determinable, and (d) collectibility is reasonably assured or is probable. Advertising revenue, being amounts charged for space purchased in the Company's newspapers, is recognized upon publication of the advertisements. Circulation revenue from subscribers, billed to customers at the beginning of a subscription period, is recognized on a straight-line basis over the term of the related subscription. Deferred revenue represents subscription receipts that have not been earned. Circulation revenue from single copy sales is recognized at the time of distribution. In both cases, circulation revenue is recorded net of fees or commissions paid to distributors and retailers and less an allowance for returned copies. Job printing revenue, being charges for printing services provided to third parties, is recognized upon delivery.

     Loss per share
     Basic loss per share is computed by dividing the net loss by the weighted average shares outstanding during the year. Diluted loss per share is computed similar to the basic loss per share except that the weighted average shares outstanding is increased to include additional shares from the assumed exercise of stock options of Hollinger Inc., if dilutive and the net loss is increased to reflect the impact of additional shares of Hollinger International being issued from the exercise of its stock options and Series E preferred shares, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used by Hollinger International to acquire shares of common stock of Hollinger International at the average market price during the year.

     Use of estimates
     The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to bad debts, investments, intangible assets, income taxes, restructuring, pensions and other post-retirement benefits, contingencies and litigation. The Company relies on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     Reclassifications
     Certain 2001 amounts in the consolidated financial statements have been reclassified to conform with the 2002 presentation.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


2.   Restricted Cash

     Cash and cash equivalents at December 31, 2001 included US$7,500,000 ($11,944,000) of restricted cash deposited with an escrow agent under the terms of one of Hollinger International's forward share purchase contracts (note 23b)), which were terminated in 2002. In addition, US$5,000,000 ($7,963,000) of cash was pledged as security at December 31, 2001 for Hollinger International's US$5,000,000 Restated Credit Facility (note 9f)) under which no amounts were permitted to be borrowed at December 31, 2001. At December 31, 2002, restricted cash includes US$2,000,000 ($3,160,000) deposited in connection with outstanding letters of credit.

3.   Acquisitions and Dispositions

     a) In January 2002, the Company sold 2,000,000 shares of Hollinger International Class A common stock to third parties for total cash proceeds of $38.6 million. This transaction, together with the retraction of Series II preference shares of the Company for shares of Hollinger International Class A common stock (note 10a)), resulted in a pre-tax gain on the effective sales of the Hollinger International shares of $20.1 million (note 16).

     b) In January 2001, Hollinger L.P. completed the sale of UniMedia Company to Gesca Limited, a subsidiary of Power Corporation of Canada, for cash consideration. The publications sold represented the French language newspapers of Hollinger L.P., including three paid circulation dailies and 15 weeklies published in Quebec and Ontario. A pre-tax gain of approximately $75.1 million was recognized on this sale (note 16).

     c) In two separate transactions in July and November 2001, the Company and Hollinger L.P. completed the sale of most of its remaining Canadian newspapers to Osprey Media Group Inc. ("Osprey") for total cash proceeds of approximately $255.0 million plus closing adjustments primarily for working capital. Included in these sales were community newspapers in Ontario such as The Kingston Whig-Standard, The Sault Star, the Peterborough Examiner, the Chatham Daily News and The Observer (Sarnia). Pre-tax gains of approximately $1.5 million were recognized on these sales (note 16). The former Chief Executive Officer of Hollinger L.P. is a minority shareholder of Osprey. Hollinger International's independent directors have approved the terms of these transactions.

          In connection with the two sales of Canadian newspaper properties to Osprey in 2001, to satisfy a closing condition, the Company, Hollinger International, Lord Black of Crossharbour, PC(C), OC, KCSG and three senior executives entered into non-competition agreements with Osprey pursuant to which each agreed not to compete directly or indirectly in Canada with the Canadian businesses sold to Osprey for a five-year period, subject to certain limited exceptions, for aggregate consideration of $7.9 million. Such consideration was paid to Lord Black and the three senior executives and has been approved by Hollinger International's independent directors.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


     d) In August 2001, the Company entered into an agreement to sell to CanWest Global Communications Corp. ("CanWest") its 50% interest in the National Post. In accordance with the agreement, the Company's representatives resigned from their executive positions at the National Post effective September 1, 2001. Accordingly, from September 1, 2001, the Company had no influence over the operations of the National Post and the Company no longer consolidated or recorded on an equity basis its share of earnings or losses. The results of operations of the National Post are included in the consolidated results to August 31, 2001. A pre-tax loss of approximately $120.7 million was recognized on the sale and is included in unusual items (note 16).

     e) During 2001, Hollinger International converted all of its Series C Preferred Stock which was held by the Company, at the conversion ratio of 8.503 shares of Hollinger International Class A common stock per share of Series C Preferred Stock into 7,052,464 shares of Hollinger International Class A common stock. The 7,052,464 shares of Class A common stock of Hollinger International were subsequently purchased for cancellation by Hollinger International for a total of US$92.2 million ($143.8 million). The purchase price per share was 98% of the closing price of the shares of Hollinger International Class A common stock and was approved by Hollinger International's independent directors. The Company used the proceeds to reduce its bank indebtedness by $142.0 million (note 8).

          On September 27, 2001, Hollinger International redeemed 40,920 shares of its Series E preferred stock held by the Company at their stated redemption price of $146.63 per share for a total cash payment of $6.0 million.

          In December 2001, the Company sold 2,000,000 shares of Hollinger International Class A common stock to third parties for total cash proceeds of $31.4 million and reduced its bank indebtedness by the same amount (note 8).

          The above transactions, together with the retraction of retractable common shares of the Company in exchange for shares of Hollinger International Class A common stock (note 12d)) and the retraction of Series II preference shares of the Company for shares of Class A common stock of Hollinger International (note 10a)), resulted in a total pre-tax gain on the effective sales of the Hollinger International shares of $59.4 million (note 16).

     f) During 2001, Hollinger International transferred two publications to Horizon Publications Inc. in exchange for net working capital. Horizon Publications Inc. is managed by former Community Group executives and controlled by certain members of the Board of Directors of Hollinger International. The terms of these transactions were approved by the independent directors of Hollinger International.

     g) On November 16, 2000, the Company and its affiliates completed the sale of most of its Canadian newspapers and related assets to CanWest. In 2001, certain of the closing adjustments associated with this sale were finalized, resulting in an additional pre-tax gain in 2001 of approximately $29.1 million (note 16). At December 31, 2002, approximately $60.7 million in respect of closing adjustments remained due to the Company and is included in accounts receivable in the consolidated balance sheets. Amounts due bear interest at a rate of approximately 9%. The amount outstanding is subject to negotiation between CanWest and the Company. Adjustments to the balance due, if any, resulting from further negotiations will be recorded as an unusual item.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


4.   Investments


                                                                      2002       2001
                                                                    --------   --------
     ASSOCIATED COMPANIES, AT EQUITY
     The Company
       Cayman Free Press Ltd. - 40% interest                        $ 11,314   $ 11,245
     Telegraph
     Trafford Park Printers Limited (Trafford Park), West Ferry
      Printers Limited (West Ferry), Paper Purchase & Management
      Limited (PPM) and handbag.com Limited (handbag) joint
      ventures - 50% interests                                        27,763     29,110
     Internet-related investments                                      8,012      8,205
     Other                                                             1,886      1,490
                                                                    --------   --------
                                                                      48,975     50,050
                                                                    --------   --------
     MARKETABLE INVESTMENTS, AT COST
       CanWest debentures (a)                                         85,664     72,259
       Internet-related investments                                    5,812      6,680
                                                                    --------   --------
                                                                      91,476     78,939
                                                                    --------   --------
     OTHER NON-MARKETABLE INVESTMENTS, AT COST
       Internet and telephony-related investments                     36,282     78,272
       Other                                                          33,412     52,174
                                                                    --------   --------
                                                                      69,694    130,446
                                                                    --------   --------
                                                                    $210,145   $259,435
                                                                    ========   ========


     a) The CanWest debentures were issued by a wholly owned subsidiary of CanWest and are guaranteed by CanWest. The debentures were received on November 16, 2000 as partial consideration for the operations sold to CanWest. Interest on the CanWest debentures is calculated, compounded and payable semi-annually in arrears at a rate of 12.125% per annum. At any time prior to November 5, 2005, CanWest may elect to pay interest on the debentures by way of non-voting shares of CanWest, debentures in substantially the same form as the CanWest debentures, or cash. Subsequent to November 5, 2005, interest is to be paid in cash. The debentures are due November 15, 2010, but are redeemable at any time prior to May 15, 2003 for cash at CanWest's option at 100% of the principal amount.

          CanWest debentures at December 31, 2002 had a principal face amount of $93.0 million (2001 - $77.2 million), including $15.8 million of additional debentures received in 2002 (2001 - $67.1 million) in payment of the interest due on existing debentures held by the Company, a portion of which related to 2001. These debentures have been recorded at their fair value at the time they are received.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


          As part of Hollinger International's November 16, 2000 purchase and sale agreement with CanWest, Hollinger International was prohibited from selling CanWest debentures prior to May 15, 2003. In order to monetize the debentures, Hollinger International entered into a participation agreement in August 2001 pursuant to which it sold participation interests in $540.0 million (US$350.0 million) principal amount of CanWest debentures to a special purpose trust (the "Participation Trust") administered by an arm's-length trustee. That sale of participation interests was supplemented by a further sale of $216.8 million (US$140.5 million) in December 2001 for a total of $756.8 million (US$490.5 million). Both sales were conducted at a fixed rate of exchange of US$0.6482 for each $1. Hollinger International remains the record owner of the participated CanWest debentures and is required to make payments to the Participation Trust with respect to those debentures if and to the extent it receives payment in cash or in kind on the debentures from CanWest. These payments are not reflected in the Company's accounts.

          Coincident with the Participation Trust's purchase of the participation interests, the Participation Trust sold senior notes to arm's-length third parties to finance the purchase of the participation interests. These transactions resulted in net proceeds to Hollinger International of $621.8 million and for accounting purposes have been accounted for as sales of CanWest debentures. The net loss on the 2001 transactions, including realized holding losses on the debentures, amounted to $97.4 million and has been included in unusual items (note 16). Hollinger International believes that the participation arrangement does not constitute a prohibited sale of debentures as legal title was not transferred. CanWest has advised Hollinger International that it accepts that position.

          Hollinger International has not retained an interest in the Participation Trust nor does it have any beneficial interest in the assets of the Participation Trust. The Participation Trust and its investors have no recourse to Hollinger International's other assets in the event that CanWest defaults on its debentures. Under the terms of the Participation Trust, the interest payments received by Hollinger International in respect of the underlying CanWest debentures will be paid to the Participation Trust. However, after May 15, 2003, Hollinger International may be required to deliver to the Participation Trust CanWest debentures with a face value equivalent to US$490.5 million based on then current rates of exchange. The CanWest debentures are denominated in Canadian dollars and, consequently, there is a currency exposure on the debentures subject to the delivery provision. A substantial portion of that exposure was previously hedged; however, the hedge instrument (a forward foreign exchange contract) was terminated in contemplation of and in conjunction with Publishing's placement of senior notes and amendment of Publishing's senior bank facilities (note 9). During 2002 and 2001, the net loss before tax, realized on the mark to market of both the obligation to the Participation Trust and the related hedge contract was $10.4 million and $0.7 million, respectively, and has been included in net foreign currency losses in the consolidated statement of earnings. In 2002, the loss before tax is net of cash received on the termination of the hedge of $9.9 million.

          Pursuant to the terms of the Participation Trust, the Company is unable to sell to an unaffiliated third party until at least November 4, 2005 the equivalent of US$50.0 million ($79.0 million at December 31, 2002) principal amount of CanWest debentures.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


     b) CanWest shares at December 31, 2000 consisted of 2,700,000 multiple voting preferred shares and 27,000,000 non-voting shares. The non-voting shares were publicly traded and the multiple voting shares were not publicly traded but were convertible into non-voting shares at the rate of 0.15 non-voting share for each voting preferred share or a total additional 405,000 non-voting shares. The non-voting shares and voting preferred shares represented an approximate 15.6% equity interest and 5.7% voting interest in CanWest. On November 28, 2001, Hollinger International sold the 2,700,000 multiple voting preferred shares and 27,000,000 non-voting shares in CanWest for total cash proceeds of approximately $271.3 million. The sale resulted in a realized pre-tax loss of $157.5 million which is included in unusual items (note 16).

5.   Capital Assets


                                                      2002         2001
                                                   ----------   ----------
     COST
       Land                                        $   52,050   $   54,878
       Buildings and leasehold interests              340,886      326,449
       Machinery and equipment                        848,576      803,345
                                                   ----------   ----------
                                                    1,241,512    1,184,672
                                                   ----------   ----------
     ACCUMULATED DEPRECIATION AND AMORTIZATION
       Buildings and leasehold interests               66,373       58,680
       Machinery and equipment                        514,638      459,491
                                                   ----------   ----------
                                                      581,011      518,171
                                                   ----------   ----------
     NET BOOK VALUE                                $  660,501   $  666,501
                                                   ==========   ==========
     OWNED ASSETS
       Cost                                        $  887,484   $  898,007
       Accumulated depreciation and amortization      352,956      330,240
                                                   ----------   ----------
       Net book value                              $  534,528   $  567,767
                                                   ==========   ==========
     LEASED ASSETS
       Cost                                        $  354,028   $  286,665
       Accumulated depreciation and amortization      228,055      187,931
                                                   ----------   ----------
       Net book value                              $  125,973   $   98,734
                                                   ==========   ==========


     In 2002, depreciation and amortization of capital assets totalled $74,352,000 (2001 - $78,450,000). Hollinger International capitalized interest in 2001 amounting to $129,000 related to the construction and equipping of production facilities for its newspapers in Chicago.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


6.   Goodwill and Other Intangible Assets

     As described in note 1 to the consolidated financial statements, the Company adopted Section 3062 and certain transitional provisions of Section 1581 effective January 1, 2002.

     The changes in the carrying amount of goodwill by reportable segment for the year ended December 31, 2002 are as follows:

                                                                                      U.K.         Canadian
                                                        Chicago     Community       Newspaper     Newspaper    Consolidated
                                                         Group        Group           Group         Group          total
                                                       --------     ---------       ---------     ---------    ------------
     Balance as at January 1, 2002                     $234,320      $ 31,975        $569,013      $70,333       $905,641
     Transitional impairment loss - Jerusalem Post
      (note 1)                                                -       (31,975)              -            -        (31,975)
                                                       --------      --------        --------      -------       --------

     Revised balance as at January 1, 2002              234,320             -         569,013       70,333        873,666
     Adjustment of excess acquisition reserves          (19,477)            -               -            -        (19,477)
     Repurchase of shares of Hollinger International
      Class A common stock by Hollinger International
      (note 23b))                                         3,344             -           8,240            -         11,584
     Foreign exchange and other                          (1,534)            -          48,809          279         47,554
                                                       --------      --------        --------      -------       --------
     Balance as at December 31, 2002                   $216,653      $      -        $626,062      $70,612       $913,327
                                                       ========      ========        ========      =======       ========

     Upon adoption of Section 3062, intangible assets totalling $978,569,000, which were previously ascribed to circulation, net of $247,252,000 of deferred taxes, were reclassified to goodwill. Intangible assets with a total net book value at January 1, 2002 of $198,975,000 previously ascribed to circulation, consisting of non-competition agreements of $12,195,000 net of accumulated amortization of $8,360,000 and subscriber and advertiser relationships of $186,780,000 net of accumulated amortization of $35,261,000 were recognized as identifiable intangible assets apart from goodwill upon adoption of Section 3062.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


     The Company's amortizable other intangible assets consist of non-competition agreements with former owners of acquired newspapers which are amortized using the straight-line method over the term of the respective non-competition agreements which range from three to five years and subscribers and advertiser relationships which are amortized using the straight-line method over 30 years. The components of other amortizable intangible assets at December 31, 2002 are as follows:



                                                   Gross
                                                  carrying      Accumulated     Net book
                                                   amount      amortization       value
                                                  --------     ------------     --------
     Amortizable other intangible assets:
       Non-competition agreements                 $ 22,120       $15,049        $  7,071

       Subscriber and advertiser relationships     220,485        42,413         178,072
                                                  --------       -------        --------
                                                  $242,605       $57,462        $185,143
                                                  ========       =======        ========

     Amortization of non-competition agreements for the year ended December 31, 2002 was $6,689,000. Amortization of advertiser and subscriber relationships for the year ended December 31, 2002 was $7,152,000. Future amortization of amortizable intangible assets is as follows: 2003 - $13,895,000, 2004 - $7,483,000, 2005 - $7,235,000, 2006 - $7,195,300, and
     2007 - $7,195,000.

     Amortization of goodwill and other intangible assets in total for the year ended December 31, 2001 was $66,266,000.

7.   Deferred Financing Costs and Other Assets

                                                                    2002       2001
                                                                  --------   --------
     Deferred pension asset (note 21)                             $123,230   $ 83,459
     Deferred finance costs, net of amortization of $38,494,000
      (2001 - $36,512,000)                                          52,759     52,484
     Deferred foreign exchange loss on exchangeable shares           1,234      1,446
     Other assets                                                   16,314     17,154
                                                                  --------   --------
                                                                  $193,537   $154,543
                                                                  ========   ========

     In 2002, amortization of deferred finance costs, included in other interest expense, totalled $11,347,000 (2001 - $18,648,000).

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


8.   Bank Indebtedness

     At December 31, 2002, the Company has a bank operating line which provides for up to $10.0 million of borrowings and a revolving bank credit facility which provides for up to $80.8 million of borrowings. The Company's revolving bank credit facility is secured by shares of Hollinger International Class A and Class B common stock owned by the Company and bears interest at the prime rate plus 2.5% or the banker's acceptance ("BA") rate plus 3.5%. Under the terms of the revolving bank credit facility, the Company and its subsidiaries are subject to restrictions on the incurrence of additional debt.

     The revolving bank credit facility was amended and restated on August 30, 2002 and was to mature on December 2, 2002. A mandatory repayment of the revolving bank credit facility in the amount of $50.0 million was required by December 2, 2002 and if such payment was made, the lenders could have consented to an extension of the maturity date to December 2, 2003 in respect of the principal outstanding. On December 2, 2002, the lenders extended the $50.0 million principal repayment date to December 9, 2002. This repayment was not made and on December 9, 2002, the bank credit facility was amended to require a principal payment of $44.0 million on February 28, 2003 with the balance maturing on December 2, 2003. As a result of the impending closing of the Company's Senior Secured Note issue, the lenders further extended the due date for the repayment of the $44.0 million to March 14, 2003. On March 10, 2003, the revolving bank credit facility in the amount of $80.8 million and the bank operating line of $10.0 million were repaid with part of the proceeds of the Company's issue of Senior Secured Notes (note 25a)).

     On October 3, 2002, Hollinger International entered into a term lending facility and borrowed US$50.0 million ($79.6 million). As a result of Hollinger International's borrowing under this term facility, the Company was in default of a covenant under its revolving bank credit facility which, while in default, resulted in the Company's borrowings being due on demand. The banks waived the default and on December 23, 2002, Hollinger International repaid the full amount borrowed under its term lending facility (note 9d)).

     During 2001, the Company reduced its bank indebtedness by $142,000,000 with proceeds from the sale, to Hollinger International for cancellation, of 7,052,464 million of its shares of Class A common stock (note 3e)). In December 2001, the Company sold 2,000,000 shares of Hollinger International Class A common stock to third parties for total cash proceeds of $31,400,000 (note 3e)) and reduced bank indebtedness by the same amount. During January 2002, the Company sold a further 2,000,000 shares of Class A common stock of Hollinger International and reduced bank indebtedness by an additional $38,500,000 (note 3a)).

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


9.   Long-Term Debt

                                                                         2002         2001
                                                                      ----------   ----------
     Hollinger International
       Senior Notes due 2010 (US$300,000,000)                         $  474,000   $        -
       Senior Credit Facility (US$265,000,000)                           418,698            -
       Senior Notes due 2005 (US$5,082,000) (2001 - US$260,000,000)        8,030      414,050
       Senior Subordinated Notes due 2006 (US$239,900,000)
        (2001 - US$250,000,000)                                          379,051      398,125
       Senior Subordinated Notes due 2007 (US$265,000,000)
        (2001 - US$290,000,000)                                          418,700      461,825
       Other                                                               5,103       16,933

     Other                                                                20,152       15,346

     Obligations under capital leases
       Printing joint ventures                                            60,096       37,914
       Other                                                               5,491        7,433
                                                                      ----------   ----------
                                                                       1,789,321    1,351,626
     Less:
       Current portion included in current liabilities                    16,800       10,020
       Senior Subordinated Notes (note 9a))                              797,751            -
                                                                      ----------   ----------
                                                                      $  974,770   $1,341,606
                                                                      ==========   ==========

     a) On December 23, 2002, Publishing issued US$300,000,000 of 9% Senior Notes due 2010 guaranteed by Hollinger International. Net proceeds of the issue of US$291,700,000 plus cash on hand and borrowings under Publishing's Senior Credit Facility (note 9b)) were used in December 2002 to retire Hollinger International's equity forward share purchase contracts (Total Return Equity Swaps (note 23b)) and to repay amounts borrowed under its term facility maturing December 31, 2003 (note 9d)) and in January 2003 to retire, in their entirety, Publishing's outstanding Senior Subordinated Notes due 2006 and 2007 with the balance available for general corporate purposes.

          The Senior Notes bear interest at 9% payable semi-annually and mature on December 15, 2010. The Senior Notes are redeemable at the option of Publishing anytime after December 15, 2006 at 104.5% of the principal amount, after December 15, 2007 at 102.25% of the principal amount and after December 15, 2008 at 100% of the principal amount.

          On December 23, 2002, Publishing gave notice of redemption to both the holders of the Senior Subordinated Notes due 2006 with a principal remaining outstanding of US$239.9 million and to the holders of the Senior Subordinated Notes due 2007 with a principal remaining outstanding of US$265.0 million. Such notes were retired in January 2003 with a payment of $859.1 million (US$543.8 million), including early redemption premiums and accrued interest. At December 31, 2002, the notes remained outstanding and have been disclosed as a current liability. The proceeds from the December 2002 issue of Publishing's Senior Notes and borrowings under the Senior Credit Facility used to fund the redemption were held in escrow at December 31, 2002 and have been disclosed as escrow deposits in current assets.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


          Unamortized deferred financing costs in the amount of $28.0 million and the $31.1 million premium related to the retirement of the Senior Subordinated Notes will be charged to earnings in 2003 on extinguishment of the notes.

          The Indentures relating to the 9% Senior Notes contain financial covenants and negative covenants that limit Publishing's ability to, among other things, incur indebtedness, pay dividends or make other distributions on its capital stock, enter into transactions with related companies, and sell assets, including stock of a restricted subsidiary. The Indentures provide that upon a change of control (as defined in the Indentures), each noteholder has the right to require Publishing to purchase all or any portion of such noteholder's notes at a cash purchase price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest. The Senior Credit Facility (note 9b)) restricts Publishing's ability to repurchase these notes even when Publishing may be required to do so under the terms of the Indenture relating to the 9% Senior Notes in connection with a change of control.

          On January 22, 2003 and February 6, 2003, Publishing entered into interest rate swaps to convert US$150.0 million and US$100.0 million, respectively, of the 9% Senior Notes issued in December 2002 to floating rates for the period to December 15, 2010, subject to early termination notice.

          The Trust Indenture in respect of the 9% Senior Notes contains customary covenants and events of default, which are comparable to those under the Senior Credit Facility.

     b) On December 23, 2002, Publishing and certain of its subsidiaries entered into a senior credit facility with an aggregate commitment of US$310,000,000 (the "Senior Credit Facility").

          The Senior Credit Facility consists of (i) US$45,000,000 revolving credit facility which matures on September 30, 2008 (the "Revolving Credit Facility"), (ii) a US$45,000,000 Term Loan A which matures on September 30, 2008 ("Term Loan A") and (iii) a US$220,000,000 Term Loan B which matures on September 30, 2009 ("Term Loan B"). Publishing and Telegraph are the borrowers under the Revolving Credit Facility and First DT Holdings Ltd. ("FDTH", a wholly owned indirect U.K. subsidiary) is the borrower under Term Loan A and Term Loan B. The Revolving Credit Facility and Term Loans bear interest at either the Base Rate (US) or US LIBOR, plus an applicable margin. Interest is payable quarterly.

          At December 31, 2002, FDTH had a total US$265,000,000 of borrowings outstanding under Term Loan A and Term Loan B.

          On December 27, 2002, a United Kingdom subsidiary of the Company entered into two cross-currency rate swap transactions to hedge principal and interest payments on U.S. dollar borrowings under the December 23, 2002 Senior Credit Facility. The contracts have a total foreign currency obligation notional value of US$265.0 million, fixed at a rate of US$1.5922 to Pound Sterling 1, convert the interest rate on such borrowing from floating to fixed, and expire as to US$45.0 million on December 29, 2008 and as to US$220.0 million on December 29, 2009.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

          Publishing's borrowings under the Senior Credit Facility are guaranteed by Publishing's material U.S. subsidiaries, while FDTH's and Telegraph's borrowings under the Senior Credit Facility are guaranteed by Publishing and its material U.S. and U.K. subsidiaries. Hollinger International is also a guarantor of the Senior Credit Facility. Publishing's borrowings under the Senior Credit Facility are secured by substantially all of the assets of Publishing and its material U.S. subsidiaries, a pledge of all of the capital stock of Publishing and its material U.S. subsidiaries and a pledge of 65% of the capital stock of certain foreign subsidiaries. FDTH's and Telegraph's borrowings under the Senior Credit Facility are secured by substantially all of the assets of Publishing and its material U.S. and U.K. subsidiaries and a pledge of all of the capital stock of Publishing and its material U.S. and U.K. subsidiaries. Hollinger International's assets in Canada have not been pledged as security under the Senior Credit Facility.

          The Senior Credit Facility agreement requires Publishing to comply with certain covenants which include, without limitation and subject to certain exceptions, restrictions on additional indebtedness; liens, certain types of payments (including without limitation, capital stock dividends and redemptions, payments on existing indebtedness and intercompany indebtedness), and on incurring or guaranteeing debt of an affiliate, making certain investments and paying management fees; mergers, consolidations, sales and acquisitions; transactions with affiliates; conduct of business except as permitted; sale and leaseback transactions; changing fiscal year; changes to holding company status; creating or allowing restrictions on taking action under the Senior Credit Facility loan documentation; and entering into operating leases, subject to certain basket calculations and exceptions. The Senior Credit Facility loan agreement also contains customary events of default.

          As of December 31, 2002, Hollinger International's aggregate annual rental payments under operating leases exceeded the amounts permitted under the covenants to the Senior Credit Facility. Hollinger International has been advised by the Administrative Agent of the Senior Credit Facility that the lenders have agreed to amend the Senior Credit Facility effective March 28, 2003, to increase the amount permitted under the operating lease covenant and have agreed to a waiver of any default or event of default in connection therewith. Based on the amended covenant, Hollinger International would have been in compliance as of December 31, 2002.

     c) On February 14, 2002, Publishing commenced a cash tender offer for any and all of its outstanding 8.625% Senior Notes due 2005. The tender offer was made upon the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated February 14, 2002. Under the terms of the offer, Hollinger International offered to purchase the outstanding notes at a price to be determined three business days prior to the expiration date of the tender offer by reference to a fixed spread of 87.5 basis points over the yield to maturity of the 7.50% U.S. Treasury Notes due February 15, 2005, plus accrued and unpaid interest up to, but not including the day of payment for the notes. The purchase price totalled US$1,101.34 for each US$1,000 principal amount of notes. Included in the purchase price was a consent payment equal to US$40 per US$1,000 principal amount of the notes, payable to those holders who validly consented to the proposed amendments to the indenture governing the notes. In connection with the tender offer, Publishing solicited consents from the holders of the notes to amend the Indenture governing the notes by eliminating most of the restrictive provisions. On March 15, 2002, $397.2 million (US$248.9 million) in the aggregate principal amount had been validly tendered pursuant to the offer and on March 18, 2002, these noteholders were paid out in full. In addition, during the year, Publishing purchased for retirement an additional $9.6 million (US$6.0 million) in aggregate principal amount of the 8.625% Senior Notes due 2005.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


          During 2002, Publishing purchased for retirement $16.1 million (US$10.1 million) in aggregate principal amount of the 9.25% Senior Subordinated Notes due 2006 and $39.9 million (US$25.0 million) in the aggregate principal amount of its 9.25% Senior Subordinated Notes due 2007.

          The total principal amount of the above Publishing Senior and Senior Subordinated Notes retired during 2002 was $462.8 million (US$290.0 million). The premiums paid to retire the debt totalled $43.0 million which, together with a write-off of $13.3 million of related deferred financing costs, have been presented as an unusual item (note 16).

     d) In October 2002, Hollinger International borrowed on an unsecured basis $79,600,000 (US$50,000,000) at 10.5% under a term facility maturing December 31, 2003. Proceeds from Publishing's aforementioned Senior Credit Facility and the issue of 9% Senior Notes were used, in part, to repay these borrowings in December 2002.

     e) Amounts borrowed under a former short-term credit facility of $191,100,000 (US$120,000,000) entered into by Hollinger International in 2001 were repaid during that year.

     f) At December 31, 2001, no amounts were owing under Publishing's Restated Credit Facility. The Restated Credit Facility was secured by the collateralization of US$5,000,000 of Hollinger International's positive cash balance (note 2). During 2002, the Restated Credit Facility was terminated.

     g) Principal amounts payable on long-term debt, excluding obligations under capital leases, for each of the five years subsequent to December 31, 2002 are as follows:

     2003 (including the extinguishment of Senior Subordinated Notes)   $802,637
     2004                                                               $ 20,268
     2005                                                               $ 27,776
     2006                                                               $ 22,109
     2007                                                               $ 23,103
     Subsequent                                                         $827,842

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


     h) Minimum lease commitments, together with the present value of obligations under capital leases, are as follows:

     2003                                                     $ 15,044
     2004                                                       12,245
     2005                                                        9,454
     2006                                                        9,084
     2007                                                        6,379
     Subsequent                                                 28,913
                                                              --------
     Total future minimum lease payments                        81,119
     Less imputed interest and executory costs                 (15,532)
                                                              --------
     Present value of minimum lease payments
      discounted at an average rate of 6.9%                     65,587
     Less current portion included in current liabilities      (11,914)
                                                              --------
                                                              $ 53,673
                                                              ========


10.  Retractable Preference Shares

                                                                          2002        2001
                                                                        --------    --------
     4,580,979 Series II preference shares (2001 - 5,366,979)           $ 33,827    $ 46,000
     10,147,225 Series III preference shares (2001 - 10,147,225)         101,472     101,472
                                                                        --------    --------
                                                                        $135,299    $147,472
                                                                        ========    ========

                                       Series II       Series III         Total
                                       ---------       ----------       --------
     Balance, January 1, 2001          $ 88,481         $101,472        $189,953
     Redeemed/retracted                 (27,135)               -         (27,135)
     Unrealized gain                    (15,346)               -         (15,346)
                                       --------         --------        --------
     Balance, December 31, 2001          46,000          101,472         147,472
     Redeemed/retracted                  (7,860)               -          (7,860)
     Unrealized gain                     (4,313)               -          (4,313)
                                       --------         --------        --------
     Balance, December 31, 2002        $ 33,827         $101,472        $135,299
                                       ========         ========        ========

     a) The Series II preference shares are exchangeable non-voting preference shares issued at $10.00 per share. On May 12, 1999, the Series II preference shares became redeemable at the holder's option for 0.46 of a share of Class A common stock of Hollinger International for each Series II preference share. The Company has the option to make a cash payment of equivalent value on the redemption of any of the Series II preference shares. Each Series II preference share entitles the holder to a dividend equal to the amount of any dividend on 0.46 of a share of Class A common stock of Hollinger International (less any U.S. withholding tax thereon payable by the Company or any subsidiary). In 2002, these retractable preference shares are included in current liabilities since they are retractable at any time at the option of the holder.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

     During 2002, 750,000 Series II preference shares were retracted in exchange for 345,000 shares of Hollinger International Class A common stock which, together with the Hollinger International share sale described in note 3a), resulted in a gain on effective sale of Hollinger International shares of $20,103,000 (note 16). In addition, 36,000 Series II preference shares were retracted for the cash equivalent value of 0.46 of a Class A common share of Hollinger International at the time of retraction, which totalled $277,000.

     During 2001, 2,685,465 Series II preference shares were retracted in exchange for 1,235,312 of shares of Hollinger International Class A common stock which, together with the retraction of retractable common shares in exchange for shares of Hollinger International Class A common stock (note
     12d)) and Hollinger International share redemptions and sales described in note 3e), resulted in a gain on effective sale of Hollinger International shares of $59,449,000 (note 16). In addition, 28,038 Series II preference shares were retracted for the cash equivalent value of 0.46 of a share of Class A common stock of Hollinger International at the time of retraction, which totalled $317,000.

     The Series II preference shares represent a financial liability and are recorded in the accounts at their fair value, being the market value of the shares of Class A common stock of Hollinger International for which they are exchangeable. At December 31, 2002, the market value of the shares of Class A common stock of Hollinger International into which the 4,580,979 Series II preference shares were exchangeable was $33,827,000 or $11,983,000 less than the issue price. At December 31, 2001, the market value of the shares of Class A common stock of Hollinger International into which the 5,366,979 Series II preference shares are exchangeable was $46,000,000 or $7,670,000 less than issue price.

     As at December 31, 2002, the cumulative deferred unrealized gains of $11,983,000 have been deferred as the Series II preference shares are hedged by the Company's investment in shares of Hollinger International Class A common stock, which it intends to deliver in future Series II preference share retractions, if any. Delivery of shares of Hollinger International Class A common stock on such retractions would result in a dilution gain to the Company which would be included in unusual items.

b) The Series III preference shares provide for a mandatory redemption on the fifth anniversary of issue being April 30, 2004 for $10.00 cash per share (plus unpaid dividends) and an annual cumulative dividend, payable quarterly, of $0.70 per share per annum (or 7%) during the five-year term. The Company has the right at its option to redeem all or any part of the Series III preference shares at any time after April 30, 2002, for $10.00 cash per share (plus unpaid dividends). Holders have the right at any time to retract Series III preference shares for a retraction price payable in cash which, until April 30, 2003, fluctuates by reference to two benchmark Government of Canada bonds having a comparable yield and term to the Series III preference shares, and during the year ending April 30, 2004, the retraction price will be $9.50 per share (plus unpaid dividends in each case).

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

11. Other Liabilities and Deferred Credits

                                                                                  2002          2001
                                                                                --------      --------

     Deferred gains                                                             $  2,536      $  3,189
     Pension obligations (note 21)                                                12,863         8,182
     Accrued post-retirement cost (note 21)                                       60,506        62,092
     Other benefit obligations                                                    18,824        35,607
     Liability for amounts due to Participation Trust (notes 4a) and 23d))        21,444           691
     Liability for cross currency swap (note 23d))                                14,475             -
                                                                                --------      --------
                                                                                $130,648      $109,761
                                                                                ========      ========

     Deferred gains represent a lease inducement, which is being recognized in income over the term of the lease, and a portion of the gain arising on the Telegraph's transfer of certain equipment to the Trafford Park joint venture, which is being recognized in income as the assets are depreciated and/or sold by the joint venture.

12. Capital Stock

                                                                  2002        2001
                                                                --------    --------
     AUTHORIZED
     Unlimited number of retractable common shares
      and an unlimited number of preference shares
     Issued and fully paid
     PREFERENCE SHARES
       4,580,979 Series II (2001 - 5,366,979) (note 10)         $      -    $      -
       10,147,225 Series III (2001 - 10,147,225) (note 10)             -           -
     RETRACTABLE COMMON SHARES
       32,352,047 (2001 - 32,068,937)                            273,759     271,774
                                                                --------    --------
                                                                $273,759    $271,774
                                                                ========    ========

a) The retractable common shares have terms equivalent to common shares, except that they are retractable at any time by the holder for their retraction price, which is fixed from time to time, in exchange for the Company's shares of Hollinger International Class A common stock of equivalent value or, at the Company's option, cash. The retraction price determined each quarter (or, in certain specific cases more frequently) is between 90% and 100% of the Company's current value, being the aggregate fair market value of all of its assets less the aggregate of (i) the maximum amount payable at such date by the Company on its liquidation, dissolution or winding-up in respect of any outstanding preference shares other than the retractable shares, and (ii) its liabilities, including any tax liabilities that would arise on a sale by Hollinger International of all or substantially all of its assets, which, in the opinion of the Board, would not be refundable at such date, divided by the number of retractable common shares outstanding on such date.

b) During 2002, 141,000 and 1,148 retractable common shares were retracted for cash of $7.50 per share and $5.50 per share, respectively. The total retractions in 2002 of 142,148 retractable common shares resulted in a gain on retraction of $141,000, which has been included in the consolidated statements of deficit.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

     c) In December 2002, the Company paid a stock dividend of 10 cents per retractable common share, resulting in 425,258 retractable common shares being issued for $3,189,000 with a corresponding amount booked to dividends paid.

     d) During 2001, 20,015 retractable common shares were retracted for cash amounts ranging between $8.00 and $14.50 per share for total cash consideration of $273,000. In addition, a further 1,809,500 and 2,476,035 retractable common shares were retracted for $14.50 and $13.00 per share, respectively, and were settled with the delivery of an aggregate of 2,570,002 shares of Hollinger International Class A common stock. This, together with the retraction of Series II preference shares for Hollinger International Class A common stock (note 10a)) and the Hollinger International share redemptions and sales described in note 3e), resulted in a gain on effective sale of the Hollinger International shares of $59,449,000 (note 16). The total retractions in 2001 of 4,305,550 retractable common shares resulted in a premium on retraction of $22,211,000, which has been charged to deficit.

     e) The Company and certain of its subsidiaries have stock option plans for their employees.

          (i)  Details of the Hollinger Inc. stock option plan are as follows:

               The Company has one Executive Share Option Plan ("Plan"), under which the Company may grant options to certain key executives of the Company, its subsidiary or affiliated companies or its parent company, for up to 5,560,000 retractable common shares.

               These options give the holder the right to purchase, subject to the executives' entitlement to exercise, one retractable common share of the Company for each option held. The options are exercisable to the extent of 25% thereof at the end of each of the first through fourth years following granting, on a cumulative basis. Options expire six years after the date of grant. Unexercised options expire one month following the date of termination of the executives' employment, except in the case of retirement at normal retirement age, death or certain offers made to all or substantially all of the holders of retractable common shares of the Company, in which events, all unexercised options become exercisable in full.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

          Stock option activity with respect to the Company's stock options is as follows



                                                                     Number
                                                                       of       Exercise
                                                                     shares       price
          ------------------------------------------------------------------------------
          Options outstanding as at December 31,                     928,000     $13.72
           2000 and 2001
          Options expired                                            (15,000)     13.72
          ------------------------------------------------------------------------------
          Options outstanding as at December 31, 2002                913,000     $13.72
          ------------------------------------------------------------------------------
          Options exercisable at December 31, 2001                   696,000     $13.72
          ------------------------------------------------------------------------------
          Options exercisable at December 31, 2002                   913,000     $13.72
          ------------------------------------------------------------------------------


          Options outstanding at December 31, 2002 have a remaining contractual life of two years.

     (ii) Details of Hollinger International's stock option plan are as follows:

          Hollinger International's Incentive Plan is administered by its independent committee ("Committee") of its Board of Directors. The Committee has the authority to determine the employees to whom awards will be made, the amount and type of awards, and the other terms and conditions of the awards. In 1999, the Company adopted the 1999 Stock Incentive Plan ("1999 Stock Plan") which superseded its previous two plans.

          The 1999 Stock Plan authorizes the grant of incentive stock options and nonqualified stock options. The exercise price for stock options must be at least equal to 100% of the fair market value of the shares of Hollinger International Class A common stock on the date of grant of such option.

          Under Section 3870, stock options granted to employees of Ravelston, the parent company of the Company, must be measured at fair value and recorded as a dividend-in-kind by Hollinger International. On February 5, 2002, Hollinger International granted 1,309,000 stock options to employees of Ravelston with an exercise price of US$11.13 per share. The aggregate fair value of these options was $9,594,000 (US$6,111,000) and this has been recorded by Hollinger International as an in-kind dividend (with no impact on the accounts of the Company) during the year. On April 2, 2002, Hollinger International granted 1,402,500 stock options to employees of Ravelston with an exercise price of US$14.37 per share. The aggregate fair value of these options was $12,090,000 (US$7,800,000) and was recorded by Hollinger International as an in-kind dividend in 2002.

          For all other series of stock options, no compensation cost has been recognized by Hollinger International.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

          Stock option activity with respect to Hollinger International's stock options is as follows:


                                                              Number        Weighted
                                                                of          average
                                                              shares     exercise price
          -----------------------------------------------------------------------------
                                                                            (in US$)

          Options outstanding at December 31, 2000           6,701,313       $11.38
          Options granted                                    2,418,000        14.40
          Options exercised                                   (624,162)       11.01
          Options cancelled                                    (82,750)       12.33
          -----------------------------------------------------------------------------
          Options outstanding at December 31, 2001           8,412,401        12.26
          Options granted                                    2,227,000        11.14
          Options exercised                                    (75,375)       10.81
          Options cancelled                                   (168,688)       12.64
          -----------------------------------------------------------------------------
          Options outstanding at December 31, 2002          10,395,338        $12.03
          -----------------------------------------------------------------------------
          Options exercisable at December 31, 2001           3,032,682        $11.48
          -----------------------------------------------------------------------------
          Options exercisable at December 31, 2002           4,739,994        $11.85
          -----------------------------------------------------------------------------

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

     (iii) Had the Company determined compensation expense based on the "fair value" method at the grant date for stock options granted to employees, consistent with the method prescribed under Section 3870, the Company's net loss for the year and loss per share would have been reported as the pro forma amounts indicated below. This compensation expense takes into account all options granted by the Company and Hollinger International, including those granted prior to January 1, 2002. The fair value of the options is amortized over the vesting period.


          -----------------------------------------------------------------------------
                                                                2002            2001
          -----------------------------------------------------------------------------

          Net loss, as reported                               $(88,640)      $(131,898)
          Stock-based compensation expense -
           Hollinger Inc.                                          (72)           (239)
          Stock-based compensation expense -
           Hollinger International Inc.                         (3,985)         (4,711)
          -----------------------------------------------------------------------------
          Pro forma net loss                                  $(92,697)      $(136,848)
          -----------------------------------------------------------------------------
          Net loss per share:
            As reported                                       $  (2.76)      $   (3.91)
            Effect of stock-based
             compensation expense                                (0.13)          (0.15)
          -----------------------------------------------------------------------------
          Pro forma basic net loss per share                  $  (2.89)      $   (4.06)
          -----------------------------------------------------------------------------
          Diluted net loss per share, as reported             $  (2.79)      $   (4.17)

          Pro forma diluted net loss per share                $  (2.92)      $   (4.32)
          -----------------------------------------------------------------------------

           The fair value of each Hollinger International stock option granted during 2002 and 2001 was estimated on the date of grant for pro forma disclosure purposes using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 2002 and 2001, respectively: dividend yield of 3.6% and 4.6%, expected volatility of 68.3% and 55.2%, risk-free interest rates of 4.5% and 5.0% and expected lives of 10 years. Weighted average fair value of options granted by Hollinger International during 2002 and 2001 was $8.87 (US$5.65) and $8.79 (US$5.67), respectively.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

13.  Equity Adjustment from Foreign Currency Translation

     As described in note 1 under "Foreign currency translation," this amount results principally from the accounting treatment for self-sustaining foreign subsidiaries. The change in the amount from December 31, 2001 to December 31, 2002 primarily reflects the weakening of the Canadian dollar against the British pound partly offset by the strengthening of the Canadian dollar against the U.S. dollar and the recognition in unusual items (note 16) of a realized foreign exchange gain arising on the reduction of net investments in foreign subsidiaries. The amount at December 31, 2002 is unrealized and bears no relationship to the underlying value of the Company's investment in foreign subsidiaries.


14.  Commitments

     a) Future minimum lease payments subsequent to December 31, 2002 under operating leases are as follows:



        2003                     $ 27,095
        2004                     $ 23,976
        2005                     $ 21,614
        2006                     $ 18,229
        2007                     $ 16,896
        2008 and subsequent      $149,441

     b) In connection with certain of its cost and equity investments (note 4), Hollinger International and its subsidiaries are committed to fund approximately $1.9 million to those investees in 2003.


15.  Contingencies

     a) The Telegraph has guaranteed to third parties, the joint venture partners' share of operating lease obligations of both the West Ferry and Trafford Park joint ventures, which amounted to $948,000 ((pound)372,000) at December 31, 2002. These obligations are also guaranteed jointly and severally by each joint venture partner.

     b) In connection with the Company's insurance program, letters of credit are required to support certain projected workers' compensation obligations. At December 31, 2002, letters of credit in the amount of $4,384,500 were outstanding.

     c) A number of libel and legal actions against the Company and its subsidiaries are outstanding. The Company believes there are valid defences to these proceedings or sufficient insurance to protect it from material loss.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

     d) In special circumstances, the Company's newspaper operations may engage freelance reporters to cover stories in locales that carry a high risk of personal injury or death. Subsequent to December 31, 2002, the Telegraph has engaged a number of journalists and photographers to report from the Middle East. As a term of their engagement, the Telegraph has agreed to provide a death benefit which, in the aggregate for all freelancers engaged, amounts to $13,100,000 ((pound)5,153,000). This exposure is uninsured. Precautions have been taken to avoid a concentration of the journalists and photographers in any one location.


16.  Unusual Items


                                                                           2002            2001
                                                                         --------        ---------

     Loss on sale of investments                                         $      -        $(240,060)
     Gain on sales of interest in Hollinger International
      (notes 3a), 3e), 10a) and 12d))                                      20,103           59,449
     Net loss on sales of Publishing interests                                  -          (22,963)
     Loss on retirement of Senior Notes (note 9c))                        (56,287)               -
     New Chicago plant pre-operating costs                                   (661)          (7,237)
     Write-off of investments                                             (63,609)         (79,943)
     Decrease in pension valuation allowance (note 21)                     34,402           58,704
     Realized loss on Total Return Equity Swap (note 23b))                (43,313)         (29,646)
     Pension and post-retirement plan liability adjustment                      -          (16,823)
     Net foreign exchange gain on reduction of net
      investment in foreign subsidiaries                                   44,548                -
     Other income (expense), net                                            2,187          (16,915)
                                                                         --------        ---------
                                                                         $(62,630)       $(295,434)
                                                                         ========        =========


     The income tax recovery related to unusual items amounted to $8,043,000 (2001 - $76,849,000) and the minority interest recovery in unusual items after income taxes amounted to $48,570,000 (2001 - $144,634,000), resulting in net loss from unusual items after income taxes and minority interest of $6,017,000 (2001 - $73,951,000).

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

17.  Income Taxes

     Income tax expense (recovery) attributable to income from continuing operations consists of:


                                      2002              2001
                                    --------         ---------

     Current                        $ (2,615)        $  56,304
     Future                          126,640          (145,781)
                                    --------         ---------
                                    $124,025         $ (89,477)
                                    ========         =========

     The income tax expense (recovery) in the consolidated statements of earnings varies from the amount that would be computed by applying the basic federal and provincial income tax rates to loss before income taxes and minority interest as shown in the following table:

                                                                                        2002            2001
                                                                                     ---------        ---------

     Loss before income taxes and minority interest                                   $(89,511)       $(454,883)
                                                                                     ---------        ---------

     Basic income tax rate                                                               41.00%           41.75%
                                                                                     ---------        ---------
     Computed income tax recovery                                                     $(36,700)       $(189,914)
     Decrease (increase) in income tax recovery resulting from:
       Different tax rate on earnings of subsidiaries                                   17,834           22,075
       Tax gain in excess of book gain                                                     949           24,293
       Large Corporations Tax                                                            1,079              940
       Loss on Total Return Equity Swap                                                 17,758           12,377
       Change in valuation allowance                                                    74,043           42,841
       Minority interest in earnings of Hollinger L.P.                                  (1,214)          (2,001)
       Permanent differences                                                            50,276              (88)
                                                                                     ---------        ---------
     Income tax expense (recovery)                                                    $124,025        $ (89,477)
                                                                                     =========        =========
     Effective tax rate                                                                 138.56%           19.67%
                                                                                     ---------        ---------

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

The Company's Canadian subsidiaries have operating losses carried forward for tax purposes of approximately $76,892,000, the tax benefit of which has not been reflected in the accounts. These losses expire as follows:



2004                $     5
2005                    586
2006                  7,452
2007                  3,365
2008                 40,112
2009                 25,372
                    -------
                    $76,892
                    =======

The Company has recorded a valuation allowance of $74,043,000 in the current year related to net operating loss carryforwards and other deferred tax assets in the Canadian group. The valuation allowance in the prior year related entirely to net operating losses of N.P. Holdings Company, a subsidiary of the Company. As described in note 22c), this subsidiary was sold to an affiliate during the year. The tax losses were sold at their carrying value.

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

-----------------------------------------------------------------------------------------
                                                                 2002             2001
-----------------------------------------------------------------------------------------

Future tax assets:
  Net operating loss carryforwards                             $  37,283       $ 127,753
  Compensation and accrued pension                                 6,952           7,459
  Investments                                                     51,676          20,717
  Post-retirement benefit obligations                             28,050          28,044
  Other                                                           30,933          86,046
-----------------------------------------------------------------------------------------
Gross future tax assets                                          154,894         270,019
Less valuation allowance                                         (74,043)        (28,539)
-----------------------------------------------------------------------------------------
Net future tax assets                                             80,851         241,480
-----------------------------------------------------------------------------------------
Future tax liabilities:
  Property, plant and equipment, principally due to
   differences in depreciation                                   107,671          94,037
  Intangible assets, principally due to differences in
   basis and amortization                                        189,365         469,564
  Pension assets                                                  47,266           7,746
  Long-term advances under joint venture printing contract        20,290          20,801
  Deferred gain on exchange of assets                             40,342          56,009
  Other                                                           51,396          80,260
-----------------------------------------------------------------------------------------
Gross future tax liabilities                                     456,330         728,417
-----------------------------------------------------------------------------------------
Future income tax liabilities                                  $(375,479)      $(486,937)
-----------------------------------------------------------------------------------------

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

18.  Loss and Cash Flows per Retractable Common Share

     The following tables reconcile the numerator and denominator for the calculation of basic and diluted loss per share for the years ended December 31, 2002 and 2001:

                                                                YEAR ENDED DECEMBER 31, 2002
                                                        --------------------------------------------
                                                          INCOME            SHARES         PER SHARE
                                                        (NUMERATOR)      (DENOMINATOR)       AMOUNT
                                                        -----------      -------------     ---------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Basic EPS
     Net loss available to common shareholders          $   (88,640)            32,064     $   (2.76)
     Effect of dilutive securities
       Stock options of subsidiary                             (885)                 -
                                                        -----------      -------------     ---------
     Diluted EPS
     Net loss available to common shareholders          $   (89,525)            32,064     $   (2.79)
                                                        ===========      =============     =========



                                                                YEAR ENDED DECEMBER 31, 2001
                                                        --------------------------------------------
                                                          INCOME            SHARES         PER SHARE
                                                        (NUMERATOR)      (DENOMINATOR)       AMOUNT
                                                        -----------      -------------     ---------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Basic EPS
     Net loss available to common shareholders          $  (131,898)            33,740     $   (3.91)
     Effect of dilutive securities
       Stock options of subsidiary                           (8,651)                 -
                                                        -----------      -------------     ---------
     Diluted EPS
     Net loss available to common shareholders          $  (140,549)            33,740     $   (4.17)
                                                        ===========      =============     =========


     For 2002 and 2001, the effect of potentially dilutive options were excluded from the computation of diluted loss per share as their effect is anti-dilutive.

                                                                 YEARS ENDED DECEMBER 31,
                                                                 ------------------------
                                                                 2002                2001
                                                                 -----               ----

     Cash flows provided by (used for) operations per
      retractable common share
     Basic                                                       $1.86             $(3.56)
     Diluted                                                      1.83              (3.82)


HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

     Cash flows provided by (used for) operations per retractable common share is based on the cash flows provided by (used for) operations as computed in note 19. Diluted cash flows provided by (used for) operations utilize the effect of dilutive securities on income, as disclosed in note 18. Cash flows provided by (used for) operations per retractable common share calculations utilize the weighted average number of retractable common shares outstanding during the year of 32,064,151 (2001 - 33,740,182).


19.  Cash Flows Provided by (Used For) Operations

     Cash flows provided by (used for) operations is before any increase or decrease in non-cash operating working capital and other costs. These items are included in the consolidated statements of cash flows. Cash flows provided by (used for) operations is determined as follows:

                                                                                     2002           2001
                                                                                  ---------       ---------

     Net loss                                                                     $ (88,640)      $(131,898)
     Unusual items (note 16)                                                         62,630         295,434
     Current income taxes related to unusual items                                      149         (15,155)
     Items not involving cash:
       Depreciation and amortization                                                 88,193         144,716
       Amortization of deferred financing costs                                      11,347          18,648
       Future income taxes                                                          126,640        (145,781)
     Minority interest                                                             (131,187)       (249,439)
     Net loss in equity-accounted companies, net of dividends received                1,233          36,789
     Non-cash interest income on CanWest debentures                                  (9,239)        (67,517)
     Miscellaneous                                                                   (1,498)         (6,008)
                                                                                  ---------       ---------
                                                                                  $  59,628       $(120,211)
                                                                                  =========       =========


20.  Segmented Information

     The Company operates principally in the business of publishing, printing and distribution of newspapers and magazines and holds investments principally in companies which operate in the same business as the Company. Other investments held by the Company either do not represent a business segment or are not sufficiently significant to warrant classification as a separate segment and are included within Corporate and Other. HCPH Co., Hollinger L.P. and, until August 31, 2001, National Post make up the Canadian Newspaper Group. The U.S. Community Group includes the results of the Jerusalem Post and the last remaining U.S. Community paper until it was sold in August 2001. The following is a summary of the reportable segments of the Company.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

YEAR ENDED                            United States              U.K.         Canadian        Corporate
                                 Chicago       Community      Newspaper       Newspaper          and           Consolidated
DECEMBER 31, 2002                 Group         Group           Group           Group           Other              Total
---------------------------------------------------------------------------------------------------------------------------

Sales revenue                    $693,690         20,781      $  804,584      $ 109,121       $       22       $  1,628,198
Cost of sales and
 expenses                         591,628         25,259         693,895        112,723           30,389          1,453,894
                                 --------      ---------      ----------      ---------       ----------       ------------
Sales revenue less cost of
 sales and expenses               102,062         (4,478)        110,689         (3,602)         (30,367)           174,304

Depreciation and
 amortization                      42,378          3,682          35,939          1,713            4,481             88,193
                                 --------      ---------      ----------      ---------       ----------       ------------
Operating income (loss)          $ 59,684         (8,160)     $   74,750      $  (5,315)      $  (34,848)      $     86,111
                                 ========      =========      ==========      =========       ==========       ============
Total assets                     $895,917         59,173      $1,120,023      $ 411,891       $1,129,217       $  3,616,221
                                 ========      =========      ==========      =========       ==========       ============
Expenditures on capital
 assets                          $ 24,344          7,888      $   27,680      $   3,575       $      116       $     63,603
                                 ========      =========      ==========      =========       ==========       ============

YEAR ENDED                            United States              U.K.         Canadian        Corporate
                                 Chicago       Community      Newspaper       Newspaper          and           Consolidated
DECEMBER 31, 2001                 Group         Group           Group           Group           Other              Total
---------------------------------------------------------------------------------------------------------------------------

Sales revenue                    $686,266      $  29,619      $  801,053      $ 305,073       $       49       $  1,822,060

Cost of sales and
 expenses                         622,974         31,950         703,296        337,383           34,505          1,730,108
                                 --------      ---------      ----------      ---------       ----------       ------------
Sales revenue less cost
 of sales and expenses             63,292         (2,331)         97,757        (32,310)         (34,456)            91,952

Depreciation and
 amortization                      53,537          2,962          63,855         18,134            6,228            144,716
                                 --------      ---------      ----------      ---------       ----------       ------------
Operating income (loss)          $  9,755      $  (5,293)     $   33,902      $ (50,444)      $  (40,684)      $    (52,764)
                                 ========      =========      ==========      =========       ==========       ============
Total assets                     $973,279      $  85,291      $1,257,805      $ 691,568       $  621,299       $  3,629,242
                                 ========      =========      ==========      =========       ==========       ============
Expenditures on capital
 assets                          $ 19,343      $     463      $   48,788      $   4,405       $   18,407       $     91,406
                                 ========      =========      ==========      =========       ==========       ============

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

21.  Employee Benefit Plans

     Defined contribution pension plans
     Hollinger International sponsors six defined contribution plans, three of which have provisions for Hollinger International matching contributions. For the years ended December 31, 2002 and 2001, Hollinger International contributed $3,330,000 and $2,402,000, respectively. The Company sponsors 11 defined contribution plans in Canada and contributed $241,000 and $261,500 to the plans in 2002 and 2001, respectively.

     The Telegraph sponsors a defined contribution plan for the majority of its employees, as well as a defined contribution plan to provide pension benefits for senior executives. For 2002 and 2001, contributions to the defined contribution plan are included as part of the service cost of the defined benefit plan. For the years ended December 31, 2002 and 2001, the Telegraph contributed $835,000 and $803,000, respectively, to the Telegraph Executive Pension Scheme. The Telegraph plan's assets consist principally of U.K. and overseas equities, unit trusts and bonds.

     Defined benefit pension plans
     The Company's subsidiaries have ten foreign and seven domestic single-employer defined benefit plans and contribute to various union-sponsored, collectively bargained multi-employer pension plans. The Company's subsidiaries' contributions to these plans for the years ended December 31, 2002 and 2001 were:


                                        2002          2001
                                      --------      ---------

     Single-employer plans            $20,166       $15,737
     Multi-employer plans                   -         1,938

     The Telegraph has a defined benefit plan that was closed to new participants on July 1, 1991 and provides only benefits accrued up to that date. The liabilities of the plan have been actuarially valued as at December 31, 2002. At that date, the market value of the plan assets was $191,742,000, representing 91% of the estimated cost of purchasing the plan's benefits from an insurance company. The actuary assumed a discount rate of 5.6%. Increases to pension payments are discretionary and are awarded by the trustees, with the Telegraph's consent, from surpluses arising in the fund from time to time. Contributions to the plan were $10,616,000 and $10,034,000 in 2002 and 2001, respectively.

     West Ferry and Trafford Park have defined benefit plans, the West Ferry Printers Pension Scheme and the Trafford Park Printers Pension Scheme, respectively, of which 50%, being the Telegraph's share in the joint venture, of the pension costs and obligations are included in the Company's financial statements. Pursuant to the West Ferry joint venture agreement, the Telegraph has a commitment to fund 50% of the obligation under West Ferry's defined benefit plan.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

     Single-employer pension plans

     The benefits under the subsidiary companies' single-employer pension plans are based primarily on years of service and compensation levels. These companies fund the annual provisions which are deductible for income tax purposes. The plans' assets consist principally of marketable equity securities and corporate and government debt securities.

     The components of the net period benefit for the years ended December 31, 2002 and 2001 are as follows:


                                                                     2002           2001
                                                                   --------       --------

     Service cost                                                  $ 15,930       $ 15,308
     Interest cost                                                   49,541         49,433
     Expected return on plan assets                                 (52,422)       (56,133)
     Amortization of prior service costs                                782            583
     Settlement and curtailment                                           -          2,272
     Amortization of net loss                                         6,200          1,516
     Change in valuation allowance against prepaid benefit cost     (34,729)       (59,106)
                                                                   --------       --------
     Net period benefit                                            $(14,698)      $(46,127)
                                                                   ========       ========

     The table below sets forth the reconciliation of the benefit obligation as of December 31, 2002 and 2001:

                                                                     2002           2001
                                                                   --------       ---------

     Benefit obligation at the beginning of the year               $780,138       $ 864,839
     Adjustments to opening balance                                       -           7,243
     Service cost                                                    15,930          15,308
     Interest cost                                                   49,541          49,433
     Participant contributions                                        7,539           9,027
     Divestitures                                                         -        (122,131)
     Plan amendments                                                  9,629              28
     Settlement gain                                                      -         (12,973)
     Exchange rate differences                                       33,314          17,860
     Changes in assumptions                                          (1,000)              -
     Actuarial loss (gain)                                          (21,064)         17,402
     Benefits paid                                                  (69,670)        (65,898)
                                                                   --------       ---------
     Benefit obligation at the end of the year                     $804,357       $ 780,138
                                                                   ========       =========


     The 2001 settlement gain was related to the sale of Canadian newspapers.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

     The table below sets forth the change in plan assets for the years ended December 31, 2002 and 2001:

                                                                     2002           2001
                                                                   --------       ---------

     Fair value of plan assets at the beginning of the year        $757,751       $ 971,208
     Adjustment to opening balance                                    4,897               -
     Actual return on plan assets                                   (67,865)        (37,943)
     Exchange rate differences                                       27,529          16,969
     Employer contributions                                          20,166          15,737
     Participant contributions                                        7,539           9,027
     Settlement gain                                                      -         (15,245)
     Divestitures                                                         -        (136,104)
     Benefits paid                                                  (69,670)        (65,898)
                                                                   --------       ---------
     Fair value of plan assets at the end of the year              $680,347       $ 757,751
                                                                   ========       =========

     The following table provides the amounts recognized in the consolidated balance sheet as of the end of each year:

                                                                     2002           2001
                                                                   ---------      --------

     Plan deficit                                                  $(124,010)     $(22,387)
     Unrecognized net actuarial loss                                 233,369       133,110
     Unrecognized prior service cost                                   3,039         3,699
     Unrecognized net transition obligation                            2,054          (331)
                                                                   ---------      --------
     Prepaid benefit cost                                            114,452       114,091
     Valuation allowance                                              (4,085)      (38,814)
                                                                   ---------      --------
     Prepaid benefit cost, net of valuation allowance              $ 110,367      $ 75,277
                                                                   =========      ========


     The above prepaid benefit cost is classified in the consolidated balance sheet as follows:

                                                                     2002          2001
                                                                   --------       -------

     Deferred pension asset (note 7)                               $123,230       $83,459
     Pension obligations (note 11)                                  (12,863)       (8,182)
                                                                   --------       -------
     Prepaid benefit cost, net of valuation allowance              $110,367       $75,277
                                                                   ========       =======



     The ranges of assumptions on the Company's foreign plans were as follows:


                                                                       2002                 2001
                                                                   ------------         -----------

     Discount rate                                                 5.6% - 6.75%         6.0% - 8.0%
     Expected return on plan assets                                5.6% - 8.25%         6.0% - 9.0%
     Compensation increase                                         2.5% - 3.30%         2.5% - 3.5%
                                                                   ------------         -----------

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


     The ranges of assumptions used for the Company's domestic plans were as follows:


                                                    2002              2001
                                                -----------        ----------
     Discount rate                                     7.00%              6.5%
     Long-term rate of return on plan assets    6.5% - 7.00%       7.0% - 9.0%
     Compensation increase                      4.0% - 4.50%       4.0% - 4.5%

     Valuation allowance
     As a result of the 2000 sale of Canadian newspapers to CanWest, the expected future benefits to be derived from the plan surplus at that time were significantly reduced and a valuation allowance of $97.9 million was provided for. Due to the reduction in the plan surplus in 2002 and 2001 as a result of a decline in the market value of the assets in the plan, the valuation allowance required against the pension asset has been reduced by $34.7 million (2001 - $59.1 million). This change in the valuation allowance, in respect of the HCPH Co. pension plans, has been recognized in income in 2002 and 2001 as an unusual item (note 16).

     Approval by the various provincial pension regulatory bodies has not yet been granted for the transfer of pension assets related to the operations previously sold. To the extent pension surpluses are required to be transferred for the CanWest properties, the Company is entitled to a cash payment from CanWest for a portion of that amount. The Company anticipates that these transfers will be made in 2003.

     Post-retirement benefits

     The Company's subsidiaries sponsor two post-retirement plans that provide post-retirement benefits to certain employees in Canada.

     The components of net period post-retirement (benefit) cost for the years ended December 31, 2002 and 2001 are as follows:



                                                     2002           2001
                                                    ------        -------
     Service cost                                   $  133        $   186
     Interest cost                                   2,801          2,966
     Amortization of gains                            (500)        (3,700)
     Settlement/curtailment                              -         (2,671)
                                                    ------        -------
     Net period post-retirement cost (benefit)      $2,434        $(3,219)
                                                    ======        =======

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


The table below sets forth the reconciliation of the accumulated post-retirement benefit obligation as of December 31, 2002 and December 31, 2001:


                                                             2002        2001
                                                           -------     -------
     Accumulated post-retirement benefit obligation
      at the beginning of the year                         $65,160     $65,766
     Adjustment to opening balance                           4,461       9,580
     Service cost                                              133         186
     Interest cost                                           2,801       2,966
     Actuarial gains                                        (1,152)     (2,192)
     Benefits paid                                          (3,103)     (2,860)
     Divestitures                                                -      (8,286)
                                                           -------     -------
     Accumulated post-retirement benefit
      obligation at the end of the year                    $68,300     $65,160
                                                           =======     =======

     The fair value of plan assets was $5,449,000 at December 31, 2002 (2001 - $1,200,000).

     The table below sets forth the plan's funded status reconciled to the amounts recognized in the Company's financial statements:


                                                          2002         2001
                                                        --------    --------
     Unfunded status                                    $(62,851)   $(63,960)
     Unrecognized net loss                                 2,345       1,868
                                                        --------    --------
     Accrued post-retirement liability (note 11)        $(60,506)   $(62,092)
                                                        ========    ========


     The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 6.25% and 6.5% for 2002 and 2001, respectively. All benefits under the plans are paid for by contributions to the plans. For measuring the expected post-retirement benefit obligation of former Southam employees, an 8% annual rate of increase in the per capita claims was assumed for 2002 and 9% for 2001.

     Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. If the health care cost trend rate was increased 1%, the accumulated post-retirement benefit obligation as of December 31, 2002 would have increased $2,846,000 (2001 - $3,390,000) and the effect of this change on the aggregate of service and interest cost for 2002 would have been an increase of $260,000 (2001 - $220,000). If the health care cost trend rate was decreased 1%, the accumulated post-retirement benefit obligation as of December 31, 2002 would have decreased by $2,556,000 (2001 - $2,098,000) and the effect of this change on the aggregate of service and interest cost for 2001 would have been a decrease of $233,000 (2001 - $160,000).

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


22.  Related Party Transactions

     a) Lord Black controls Ravelston and, through Ravelston and its subsidiaries, together with his associates, he exercises control or direction over 78.2% (2001 - 77.8%) of the outstanding retractable common shares of the Company.

          Ravelston has rights of first refusal in respect of any retractable common shares of the Company that may be issued on exercise of options held to acquire retractable common shares should the holders decide to exercise their options and dispose of the retractable common shares.

          Hollinger International and its subsidiaries have entered into a services agreement with Ravelston, whereby Ravelston acts as manager of the Company and carries out head office and executive responsibilities. The services agreement was assigned on July 5, 2002 to RMI, a wholly owned subsidiary of Ravelston. Ravelston and RMI billed to Hollinger International and its subsidiaries fees totalling $37,272,000 and $44,853,000 for 2002 and 2001, respectively, pursuant to this agreement.

          Similarly, Ravelston carries out head office and executive responsibilities for the Company and its subsidiaries, other than International and its subsidiaries. In 2002 and 2001, no amounts were charged by Ravelston for such services.

          In 2002, expenses are net of $2.4 million received from Ravelston and RMI as a reimbursement of certain head office expenses incurred on behalf of Ravelston and RMI (2001 - $2.0 million).

          Certain executives of Ravelston and Moffat Management and Black-Amiel Management, affiliates of Ravelston and RMI, have separate services agreements with certain subsidiaries of Hollinger International. Amounts paid directly by subsidiaries of Hollinger International pursuant to such agreements were $2,976,000 and $2,629,000 for 2002 and 2001, respectively. The fees under Ravelston's and RMI's services agreement and the fees paid directly to executives and affiliates of Ravelston, in aggregate, are negotiated with and approved by Hollinger International's independent committee.

          In addition to all of the amounts referred to above, during 2001, there was further remuneration paid directly by subsidiaries of Hollinger International to certain Ravelston executives of $2,128,000 (2002 - nil).

     b) On July 11, 2000, Hollinger International loaned US$36,817,000 to a subsidiary of the Company in connection with the cash purchase by the Company of HCPH Co. Special shares. The loan is payable on demand and to December 31, 2001 interest was payable at the rate of 13% per annum. Effective January 1, 2002, the interest rate was adjusted to LIBOR plus 3% per annum. This loan, together with accrued interest, totalled US$45,848,000 at December 31, 2002. On March 10, 2003, a portion of this loan has been settled and the terms of the loan have been amended as described in note 25c).

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


     c) On July 3, 2002, N.P. Holdings Company ("NP Holdings"), a subsidiary of Hollinger International, was sold for cash consideration of $5.75 million to RMI. The net assets of NP Holdings primarily included Canadian tax losses. The tax losses, only a portion of which was previously recognized for accounting purposes, were effectively sold at their carrying value. Due to the inability of NP Holdings to utilize its own tax losses prior to their expiry, as a result of its disposing of its interest in the National Post, it sold these losses to a company which would be able to utilize the losses. The only other potential purchaser for these losses, CanWest, declined the opportunity to acquire the losses. The terms of the sale of the tax losses to RMI were approved by the independent directors of Hollinger International.

     d) The Company and its subsidiaries have unsecured demand loans and advances, including accrued interest owing to Ravelston totalling $32.2 million and $52.2 million at December 31, 2001 and December 31, 2002, respectively. The Company has borrowed the majority of these funds from Ravelston to partially fund its operating costs, including interest and preference share dividend obligations. The loans bear interest at the bankers' acceptance rate plus 3.75% per annum or 6.68% as at December 31, 2002.

          Hollinger International owes $13.7 million and $5.0 million at December 31, 2001 and December 31, 2002, respectively, to Ravelston or RMI in connection with fees payable pursuant to the services agreement. As at December 31, 2002, HCPH Co. also owes RMI $22.5 million in connection with the assumption by RMI, as a result of its purchase of NP Holdings (note 22c)), of a liability of $22.5 million owing to CanWest. This amount is due on demand and is non-interest bearing.

     e) In response to the 1998 issuer bid, all options held by executives were exercised. As at December 31, 2002, included in accounts receivable is $5,782,000 (2001 - $5,843,000) due from executives, which bears interest at the prime rate plus 1/2%. The receivables are secured by a pledge of the shares held by the executives.

     f) In 1999, executive-controlled companies invested in Hollinger L.P. As at December 31, 2002, included in accounts receivable is $373,000 (2001 - $436,000) due from these companies, which bears interest at the prime rate plus 1/2%. The receivables are secured by a pledge of the units held in Hollinger L.P.

     g)   During 2001, in connection with the sales of properties described in note 3c), the Company, Ravelston, Hollinger International, Lord Black and three senior executives entered into non-competition agreements with the purchasers in return for cash consideration paid.

     h) As described in note 3f) and 3c), during 2001, the Company sold newspaper properties to certain related parties.

     i) As described in note 3e), during 2001, Hollinger International redeemed certain of its shares held by the Company and converted preference shares held by the Company into shares of Hollinger International Class A common stock. The shares of Class A common stock were subsequently purchased by Hollinger International from the Company for cancellation.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


     j) Included in Other Assets at December 31, 2002 is $6,525,000 (US$4,130,000), owing to Hollinger International from Bradford Publishing Company ("Bradford"), a company in which certain of the Company's and Hollinger International's directors are significant shareholders. Such amount represents the present value of the remaining amounts owing under a non-interest bearing note receivable granted to Hollinger International in connection with a non-competition agreement entered into on the sale of certain operations to Bradford during 2000. The note receivable is unsecured, due over the period to 2010 and is subordinated to Bradford's lenders.

     k) Included in Other Assets at December 31, 2002 is $7,677,000 (US$4,859,000) owed by Horizon Publications Inc. ("Horizon"), a company controlled by certain members of the Board of Directors of Hollinger International and the Company. Such amount represents the balance outstanding on a loan receivable granted by Hollinger International in connection with the sale of certain operations to Horizon during 1999. The loan receivable is unsecured, bears interest at the lower of LIBOR plus 2% and 8% per annum and is due in 2007.

     l) During 2002, the Company paid to Horizon a management fee in the amount of $256,000 in connection with certain administrative services provided by Horizon. Such fee was approved by Hollinger
          International's independent directors.

     m) Additional related party transactions occurring subsequent to year end are described in note 25.

23.  Financial Instruments

     a)   Risk Management Activities

          i)   Credit Risk

               The Company does not have a significant exposure to any individual customer or counterparty. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its foreign currency contracts and interest rate swap agreements. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with financially sound counterparties and, accordingly, does not anticipate loss due to non-performance.

          ii)  Interest Rate and Currency Risk

               The Company and its subsidiaries have entered into interest rate swaps, forward foreign exchange contracts and cross-currency rate swaps, as described in detail in notes 23c) and 23d) below.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


          iii) Market Risk

               During 1999, the Company's Series II exchangeable preference shares became exchangeable for a fixed number of shares of Hollinger International Class A common stock. As a result, such shares are valued at an amount equivalent to the market price of the underlying shares of Hollinger International Class A common stock for which they are exchangeable. While the carrying value of these exchangeable shares will fluctuate with the market price of the shares of Hollinger International Class A common stock, this market risk is mitigated by the Company's holding of such Hollinger International shares.

     b)   Forward Share Purchase Contracts

          At December 31, 2000, Hollinger International had arrangements with four banks pursuant to which the banks had purchased 14,109,905 shares of Hollinger International's Class A common stock at an average price of US$14.17. Hollinger International had the option, quarterly, up to and including September 30, 2000, to buy the shares from the banks at the same cost or to have the banks resell those shares in the open market. These arrangements were extended from time to time for periods ultimately ending between February 28, 2003 and June 30, 2003. In the event the banks resold the shares, any gain or loss realized by the banks would be for Hollinger International's account. Under the arrangements, until Hollinger International purchased the shares or the banks resold the shares, dividends paid on shares belonged to Hollinger International and Hollinger International paid interest to the banks, based on their purchase price at the rate of LIBOR plus a spread.

          In August 2001, Hollinger International purchased for cancellation from one of the banks 3,602,305 shares of Class A common stock for US$50,000,000 or US$13.88 per share. The market value of these shares on the date of purchase was US$47,000,000 or US$13.05 per share.

          In November 2001, one of the banks sold in the open market 3,556,513 shares of Hollinger International Class A common stock for US$34,200,000 or an average price of US$9.62 per share. This resulted in a loss to the bank of US$15,800,000, which, in accordance with the arrangement, was paid in cash by Hollinger International.

          At December 31, 2001, Hollinger International had two forward equity swap arrangements remaining with banks for a total of US$100,000,000. Of that total, US$10,000,000 was prepaid during the course of 2002 from available cash on hand. In October 2002, a further US$50,000,000 was prepaid using the proceeds from borrowings in that month referred to in note 9d). In December 2002, the forward equity swap arrangements were terminated when Hollinger International purchased for cancellation from the banks approximately 7.0 million shares of Class A common stock of Hollinger International for a total cost of US$100,000,000 (including the US$60,000,000 prepaid during 2002). The additional US$40,000,000 payment was paid from a portion of the proceeds received in December 2002 from Publishing's Senior Credit Facility and 9% Senior Notes (note 9). This resulted in a realized loss of $43,313,000, on the 2002 termination of the contracts, which has been included in unusual items (note 16). During 2001, a realized loss of $29,646,000 on contracts terminated in 2001 was included in unusual items (note 16).

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


          The Total Return Equity Swaps were originally entered into as a structure for the repurchase of Hollinger International's shares over an extended time frame based on a price fixed at the outset of the arrangement. Hollinger International does not presently intend to enter into further similar arrangements.

     c)   Fair Values of Financial Instruments

          The Company has entered into various types of financial instruments in the normal course of business. Fair value estimates are made at a specific point in time, based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting the country of origin and varying degrees of perceived risk. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, may not accurately represent future realizable values.

          The carrying value and estimated fair value of the Company's financial instruments at December 31, 2002 and 2001 are as follows:


                                                                2002                                2001
                                                    ----------------------------        ----------------------------
                                                     Carrying            Fair            Carrying           Fair
                                                       Value             Value             Value            Value
                                                    ----------        ----------        ----------        ----------
     Marketable securities (note 4)                 $   91,476        $   90,032        $   78,939        $   65,871
     Long-term debt (note 9)                         1,789,321         1,651,150         1,351,626         1,288,199
     Retractable preference shares (note 10)           135,299           135,299           147,472           147,472
     Liability for interest rate swaps                       -                 -             1,567             1,567
     Foreign currency obligation (note 11)              21,444            21,444            25,442            25,442
     Forward foreign exchange contract - asset               -                 -            24,751            24,751
      (note 11)
     Forward share purchase contracts - liability
      (note 23b))                                            -                 -                 -            29,735
     Cross-currency swap - liability (note 11)          14,475            14,475                 -                 -

          The carrying values of cash and cash equivalents, escrow deposits, accounts receivable, bank indebtedness, accounts payable and accrued expenses and amounts due to related parties approximate their fair values, due to the relatively short periods to maturity of the instruments.

          The fair value of marketable securities is based on the closing market value of such securities at the year end.

          Fair values for long-term debt have been determined based on the future contractual cash payments at the respective operation's current borrowing rate. The fair value of the long-term debt related to the Senior Subordinated Notes at December 31, 2002 is the value at which they were retired in January 2003. Fair value of the retractable preference shares is based on the market value of the shares of Hollinger International Class A common stock of Hollinger International or the cash proceeds for which they are retractable or redeemable.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


          The fair value of the cross-currency swaps, interest rate swaps, forward share purchase contracts, and forward foreign exchange contracts is the estimated amount that the Company would pay or receive to terminate the agreements. Interest rate swaps were considered a hedge until the hedged debt was repaid in 2000. Subsequent to the debt repayment, the estimated cost to terminate the swap has been included in income. Such swaps were terminated in 2002. The foreign currency obligation and forward foreign exchange contract are in connection with the sale of participations in the CanWest debentures, which is described in note 4. The cross-currency swap is in connection with the U.S. dollar debt, as described in notes 9a) and
          9b). The carrying values of all other financial instruments at December 31, 2002 and 2001 approximate their estimated fair values.

     d)   Derivative instruments

          The Company may enter into various swaps, options and forward contracts from time to time when management believes conditions warrant. Such contracts are limited to those that relate to the Company's actual exposure to commodity prices, interest rates and foreign currency risks. If, in management's view, the conditions that made such arrangements worthwhile no longer exist, the contracts may be closed. At the end of 2001, there were no material contracts or arrangements of these types, other than the forward exchange contract related to the Participation Trust as described in note 4. The contract was terminated as at September 30, 2002. The contract was marked to market and the related gains and losses included in foreign exchange losses during the year. The cumulative loss on the Company's obligation under the Participation Trust is $21.4 million and is included in the consolidated balance sheet in other liabilities and deferred credits (note 11).

          As described in note 9b), the Company entered into two cross-currency rate swaps to offset principal and interest payments on U.S. dollar borrowings by a U.K. subsidiary under Publishing's December 2002 Senior Credit Facility. The fair value of the contracts as of December 31, 2002 of $14.5 million is included in the consolidated balance sheet in other liabilities and deferred credits (note 11).

24.  Recent Accounting Pronouncements

     a)   Foreign currency and hedging

          In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13"). AcG13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after July 1, 2003. On January 1, 2004, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company is in the process of formally documenting all hedging relationships and has not yet determined whether any of their current hedging relationships will not meet the new hedging criteria.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


     b)   Impairment of long-lived assets

          In December 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets" and revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations". These sections supersede the write-down and disposal provision of Section 3061, "Property, Plant and Equipment", and Section 3475, "Discontinued Operations". The new standards are consistent with U.S. GAAP. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the projected future net cash flows expected from its use and disposal and is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides specific criteria for and requires separate classification for assets held for sale and for these assets to be measured at the lower of their carrying amounts and fair value, less costs to sell. Section 3475 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from operations. Section 3063 is effective for the Company's 2004 fiscal year; however, early application is permitted. Revised Section 3475 is applicable to disposal activities committed to by the Company after May 1, 2003; however, early application is permitted. The Company expects that the adoption of these standards will have no material impact on its financial position, results of operations or cash flow at this time.

     c)   Disclosure of guarantees

          In February 2003, the CICA issued Accounting Guideline 14, "Disclosure of Guarantees" ("AcG 14"). AcG 14 requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods beginning after January 1, 2003. The Company is currently determining the impact this new disclosure will have on its consolidated financial statements.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


25.  Subsequent Events

     a) On March 10, 2003, the Company issued U.S$120,000,000 aggregate principal amount of 11 7/8% Senior Secured Notes due 2011. These notes are secured by 10,108,302 shares of Hollinger International Class A common stock and all 14,990,000 of shares of Hollinger International Class B common stock. The total net proceeds were used to repay existing bank indebtedness, to repay amounts due to Ravelston and make certain advances to Ravelston. The Senior Secured Notes are fully and unconditionally guaranteed by RMI, a wholly owned subsidiary of Ravelston. The Company and RMI entered into a support agreement, under which RMI is required to make an annual support payment in cash to the Company on a periodic basis by way of contributions to the capital of the Company (without receiving any shares of the Company) or subordinated debt. The amount of the annual support payment will be equal to the greater of (a) the non-consolidated negative net cash flow of the Company (which does not extend to outlays for retractions or redemptions) and (b) US$14.0 million per year (less any future payments of services agreements fees directly to the Company or 504468 N.B. Inc. ("NB Inc.") and any excess in the net dividend amount received by the Company or any of the Company's wholly owned restricted subsidiaries, as they are defined in the indenture governing the Company's Senior Secured Notes due 2011, on the shares of Hollinger International that the Company and NB Inc. own that is over US$4.65 million per year), in either case, as reduced by any permanent repayment of debt owing by Ravelston to the Company. Initially, the support amount to be contributed by RMI is expected to be satisfied through the permanent repayment by Ravelston of its approximate $16.4 million of advances from the Company, which resulted from the use of proceeds of the Company's offering of its Senior Secured Notes. Thereafter, all support amount contributions by RMI will be made through contributions to the capital of the Company, without receiving any additional shares of the Company, except that, to the extent that the minimum payment exceeds the negative net cash flow of the Company, the amounts will be contributed through an interest-bearing, unsecured, subordinated loan to the Company. The support agreement terminates upon the repayment of the Senior Secured Notes, which mature in 2011.

          All aspects of this transaction have been reviewed by a special committee of the Board of Directors of the Company, comprised entirely of independent directors.

     b) On March 10, 2003, prior to the closing of the above offering, NB Inc. sold its shares of Class A common stock and Series E redeemable preferred stock of Hollinger International to RMI. Such shares were in turn sold back to NB Inc. from RMI at the same price with a resulting increase in the tax basis of the shares of Hollinger International and a taxable gain to RMI. As the exchange of the Hollinger International shares with RMI represents a transfer between companies under common control, NB Inc. will record in 2003, contributed surplus of approximately $2.3 million, being the tax benefit associated with the increase in the tax value of the shares of Hollinger International.

HOLLINGER INC.

(Tabular amounts are in thousands of dollars except where noted)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------


     c) On March 10, 2003, Hollinger International repurchased shares of its Class A common stock and redeemed shares of Series E preferred stock from the Company and has revised certain debt arrangements it had in place with the Company. These transactions were completed in conjunction with the Company closing a private placement of Senior Secured Notes (note 25a)).

          Contemporaneously with the closing of the issue of Senior Secured Notes, Hollinger International:

          (i) repurchased for cancellation, from NB Inc., 2,000,000 shares of Class A common stock of Hollinger International at U.S. $8.25 per share for total proceeds of $24.2 million (US$16.5 million); and

          (ii) redeemed, from NB Inc., pursuant to a redemption request, all of the 93,206 outstanding shares of Series E redeemable convertible preferred stock of Hollinger International at the fixed redemption price of $146.63 per share being a total of $13.6 million (US$9.3 million).

               As a result, the Company's equity and voting interest in Hollinger International is 30.3% and 72.6%, respectively. The dilution gain arising on this effective sale will be recorded in 2003.

          Proceeds from the repurchase and redemption were offset against debt due to Hollinger International from NB Inc. (note 22b)), resulting in net outstanding debt due to Hollinger International of approximately $29.9 million (US$20.4 million) as of March 10, 2003. The remaining debt bears interest at 14.25% or, if paid in additional notes, 16.5% and is subordinated to the Company's Notes (so long as the Notes are outstanding), guaranteed by Ravelston and secured by certain assets of Ravelston.

          Following a review by a special committee of the Board of Directors of Hollinger International, comprised entirely of independent directors, of all aspects of the transaction relating to the changes in the debt arrangements with NB Inc. and the subordination of this remaining debt, the special committee approved the new debt arrangements, including the subordination.

     d) On April 10, 2003, the Company announced that it will make an offer to exchange its Series III preference shares into Series IV preference shares on a share-for-share basis. The terms of the new Series IV preference shares will provide for a mandatory redemption on April 30, 2008 for $10.00 cash per share (plus unpaid dividends) and an annual cumulative dividend, payable quarterly, of $0.80 per share per annum (or 8%) during the five-year term. The Company will have the right at its option to redeem all or any part of the Series IV preference shares at any time after three years for $10.00 cash per share (plus unpaid dividends). Holders will have the right at any time to retract the Series IV preference shares for a retraction price payable in cash which, during the first four years, will be calculated by reference to Government of Canada bonds having a comparable yield and term to the shares, and during the fifth year, the retraction price will be $9.50 per share (plus unpaid dividends in each case). This offer is conditional upon acceptance by holders of at least 50% of the outstanding Series III preference shares.